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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               LORAL CORPORATION
                           (Name of Subject Company)

                               LORAL CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (Title of Class of Securities)

                                  543859 10 2
                     (CUSIP Number of Class of Securities)

                               ----------------

                               MICHAEL B. TARGOFF
                      SENIOR VICE PRESIDENT AND SECRETARY
                               LORAL CORPORATION
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 697-1105
                (Name and address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                with a copy to:

                              BRUCE R. KRAUS, ESQ.
                            WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Loral Corporation, a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 600 Third Avenue, New York, New York 10016. The title of the class of equity securities to which this statement relates is the common stock (the "Common Stock"), par value $.25 per share, of the Company, and the associated preferred stock purchase rights (the "Rights", and together with the Common Stock, the "Shares"). The Rights will be issued on January 22, 1996 pursuant to a Rights Agreement, dated as of January 10, 1996, as amended, between the Company and The Bank of New York, as Rights Agent (the "Rights Agreement"), and will be evidenced by and trade with certificates evidencing Common Stock. See Section 3 for a brief description of the Rights Agreement and its application to the Offer and the Merger (as hereinafter defined).

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to a tender offer (the "Offer") by LAC Acquisition Corporation, a New York corporation (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated January 12, 1996, for all outstanding Shares for a per Share consideration of $38.00 net in cash to the seller, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 7, 1996 (the "Merger Agreement"), among Parent, the Purchaser and the Company.

  Pursuant to the provisions of the Restructuring, Financing and Distribution Agreement, dated as of January 7, 1996 (the "Distribution Agreement"), among the Company, certain of its subsidiaries and Parent, immediately prior to the consummation of the Offer, the Company intends to (i) transfer the space and telecommunications businesses of the Company and its subsidiaries, including, without limitation, the Company's direct and indirect interests in Globalstar, L.P. ("Globalstar"), Space Systems/Loral, Inc. ("SS/L") and other affiliated businesses, to Loral Space & Communications Ltd., a newly-formed Bermuda company and a wholly-owned subsidiary of the Company ("Loral Space"), and (ii) declare a dividend (conditioned upon consummation of the Offer) of one share of common stock, par value $.01 per share, of Loral Space (the "Loral Space Shares"), for each Share held of record as of a date (the "Spin-Off Record Date") determined by the Board of Directors of the Company (the "Board"). The transactions referred to in clauses (i) and (ii) of the previous sentence are hereinafter referred to collectively as the "Spin-Off." In connection with the Spin-Off, the Distribution Agreement also provides that Parent will contribute to the Company, simultaneously with the consummation of the Offer, a cash amount in immediately available funds of $712.4 million (subject to adjustment under certain circumstances as set forth in the Merger Agreement), which amount will be transferred to Loral Space. Of the total contributed, $344 million is designated as consideration for preferred stock of Loral Space that is convertible into 20% of Loral Space's common stock. After giving effect to the foregoing transactions, the assets of the Company will consist of the defense electronics and systems integration businesses and other businesses of the Company not transferred to Loral Space (collectively, the "Retained Business") and a 20% equity interest in Loral Space in the form of the preferred stock described above.

  The Merger Agreement also provides that, following completion of the Offer and the approval and adoption of the Merger Agreement by the shareholders of the Company, if required by applicable law, and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged (the "Merger") with and into the Company, with the Company being the corporation surviving the Merger (the "Surviving Corporation"). The Offer, the Spin-Off and the Merger are hereinafter referred to collectively as the "Transaction."

  Based on the information in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at 6801 Rockledge Drive, Bethesda, Maryland 20817.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

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  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates are described at pages 10 through 13 of the Company's Proxy Statement, dated June 26, 1995, relating to the Company's 1995 Annual Meeting of Stockholders (the "1995 Proxy Statement"). Copies of such pages are filed as Exhibit 1 hereto and are incorporated herein by reference. As of the date hereof, except as described below or as set forth in either Schedule I to this Statement or pages 10 through 13 of the 1995 Proxy Statement (each of which is incorporated herein by reference), there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Purchaser or Purchaser's executive officers, directors or affiliates.

COMPENSATORY ARRANGEMENTS WITH EXECUTIVE OFFICERS

 Annual Bonus Plan

  The Company's executive officers participate in the Loral Corporation Incentive Compensation Plan for Senior Executives (the "Annual Bonus Plan"). This Annual Bonus Plan was adopted by the Compensation and Stock Option Committee of the Board (the "Compensation Committee") on June 23, 1994, and approved by the Company's shareholders on July 26, 1994. The following is a general description of the Annual Bonus Plan.

  The Annual Bonus Plan is administered by the Compensation Committee. Participants include the Company's executive officers and any other senior officers of the Company designated by the Compensation Committee.

  The Annual Bonus Plan authorizes the Compensation Committee to set such performance targets as are appropriate relating to one or more of the following: revenues, earnings per share, profit before or after taxes, net income, or operating income; return on or growth in shareholders' equity; return on assets, capital or investment; stock price performance; attainment of expense reduction levels; and implementation or completion of critical projects. The goals established by the Committee can be different each year and different goals may be set for different participants.

  The Committee may permit participants to elect that up to 100% of their annual bonus, which would otherwise be paid in cash, be deferred and used to fund acquisitions of restricted Common Stock awarded in accordance with the incentive stock purchase provisions of the 1994 Stock Plan (described below). The Annual Bonus Plan caps the maximum annual incentive compensation element for any participant at $9 million, including the fair market value of any Common Stock awarded under the incentive stock purchase provisions of the 1994 Stock Plan. This limit is adjusted according to changes in the Consumer Price Index.

 1994 Stock Option and Incentive Stock Purchase Plan

  The Company's executive officers participate in the Loral Corporation 1994 Stock Option and Incentive Stock Purchase Plan (the "1994 Stock Plan"). This 1994 Stock Plan was adopted by the Compensation Committee on June 23, 1994, and approved by the Company's shareholders on July 26, 1994. The following is a general description of the 1994 Stock Plan.

  Awards granted under the 1994 Stock Plan may be "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code"), nonqualified stock options or incentive stock purchase awards. All options and incentive stock purchase awards relate to Common Stock.

  The 1994 Stock Plan is administered by the Compensation Committee, which selects the participants, determines the number and duration of the options to be granted and the terms and conditions of option agreements and sets limitations on the extent to which a participant's earned annual bonus may be deferred and applied to the funding of restricted stock. The Compensation Committee may establish performance or other

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conditions which must be satisfied for options to become exercisable or for incentive stock purchase awards to vest. The Compensation Committee may also provide for accelerated vesting of options and incentive stock purchase awards upon certain prescribed events, or in its discretion.

  In addition to executive officers, participants may include all other senior officers of the Company, all group and divisional officers and such other key employees of the Company and its operating subsidiaries as are designated by the Compensation Committee. Non-employee directors are not eligible to participate in the 1994 Stock Plan.

  The Compensation Committee may permit participants in the 1994 Stock Plan to elect that up to 100% of their annual bonus which would otherwise be paid in cash, either under the Annual Bonus Plan or under any other Company bonus plan, be deferred into a Restricted Stock Purchase Account which will be used to fund acquisitions of Common Stock, subject to such maximums as the Committee may establish from time to time.

 Other Stock Plans

  In addition to the 1994 Stock Plan, executive officers of the Company hold stock options granted under the Company's 1983 Stock Option Plan and 1986 Stock Option Plan, as well as shares of restricted stock acquired under the Company's 1987 Restricted Stock Purchase Plan.

 Options and Restricted Stock Held by Executive Officers and Directors

  Information describing stock options and shares of restricted stock held by the Company's five most highly-compensated executive officers as of the last day of its fiscal year ending March 31, 1995 are set forth in the pages of the 1995 Proxy Statement which are incorporated herein by reference. The following information gives effect to the two-for-one stock split distributed on September 29, 1995. On June 6, 1995, the Company granted options to purchase 150,000 shares of Common Stock to Mr. Frank C. Lanza, and options to purchase 70,000 shares of Common Stock to each of Messrs. Michael P. DeBlasio, Robert
V. LaPenta, and Michael B. Targoff. All options were granted under the 1994 Stock Plan at a price of $23.8125 per share, the fair market value of the Common Stock on the date of grant. On July 25, 1995, the Company granted an option to purchase 400,000 shares to Mr. Bernard L. Schwartz. The option was granted under the 1994 Stock Plan at a price of $27.2344 per share, the fair market value of the Common Stock on the date of grant.

  All non-employee directors of the Company other than Messrs. Gittis, Lazarus, Shinn and Simon hold options to purchase 20,000 shares of the Company's Common Stock at a price of $8.86 per share.

  As of December 31, 1995, the executive officers of the Company held, as a group, (i) an aggregate of 28,550 shares of restricted stock and (ii) options to purchase an aggregate of 3,242,728 shares of Common Stock. Exercise prices applicable to these options range from $3.00 per share to $27.2344 per share.

 Treatment of Options and Restricted Stock in the Merger

  The treatment of outstanding stock options and shares of restricted stock upon consummation of the Offer is discussed below under the heading "The Merger Agreement."

 Supplemental Executive Retirement Plan

  The Loral Supplemental Executive Retirement Plan (the "SERP"), adopted by the Board effective April 1, 1995, provides supplemental retirement benefits to Company employees which generally makes up for certain reductions in retirement benefits caused by limitations imposed under the Code. Information concerning the SERP is set forth on page 12 of the 1995 Proxy Statement which is incorporated herein by reference. All executive officers of the Company participate in the SERP. The description of the SERP referred to above does

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not purport to be complete and is qualified in its entirety by reference to the Supplemental Executive Retirement Plan which is attached hereto as Exhibit 2 and incorporated by reference herein.

 Supplemental Bonus Program

  The Board has adopted the Loral Corporation Supplemental Bonus Program. Under this program, the Company's Chief Executive Officer, Mr. Bernard L. Schwartz, may designate key employees of the Company (including executive officers) to receive bonuses (referred to below in the description of the Merger Agreement as "Transaction Bonuses") in connection with the successful consummation of the Offer. The aggregate amount payable under the program may not exceed the difference between (1) $40 million and (2) the cash amount payable to Mr. Schwartz pursuant to his Restated Employment Agreement with the Company dated April 1, 1990, as amended June 14, 1994, as a result of the consummation of the Offer. The amount so payable to Mr. Schwartz is approximately $18 million (see discussion below under "The Merger Agreement"). The description of the Supplemental Bonus Program referred to above does not purport to be complete and is qualified in its entirety by reference to the Supplemental Bonus Program which is attached hereto as Exhibit 3 and incorporated by reference herein.

 Supplemental Severance Program

  The Company has adopted the Loral Corporation Supplemental Severance Program which will provide enhanced severance benefits for up to 150 Company employees upon a dismissal without "cause" or a voluntary termination for "good reason" within twenty-four months after the consummation of the Offer. The benefits under this program, which are payable in addition to a participant's regular severance benefits, will generally be equal to one year's base salary and bonus, plus the cost of acquiring continued welfare benefits coverage for a period of one year. Also, if a participant's regular severance benefits are reduced after the consummation of the Offer, the benefits payable under the program are increased by an equivalent amount. In no event may the payments made to any participant exceed the maximum amount which can be so paid without causing the payments to be treated as "excess parachute payments" for purposes of Section 280G of the Code. The description of the Supplemental Severance Program referred to above does not purport to be complete and is qualified in its entirety by reference to the Supplemental Severance Program which is attached hereto as Exhibit 4 and incorporated by reference herein.

 Employment Protection Agreements

  Effective as of January 7, 1996, the Company entered into "Employment Protection Agreements" with each of Messrs. Frank C. Lanza, Michael P. DeBlasio, Robert V. LaPenta, Michael B. Targoff, Eric J. Zahler, Nicholas C. Moren, Lawrence H. Schwartz, Stephen L. Jackson, Harvey B. Rein, Frederick W. Rhodes, Felix W. Fenter, Hugh Bennett, Jay A. Musselman, Arthur E. Johnson and Jimmie V. Adams. The Employment Protection Agreements provide for certain payments to be made to the executive in the event of a termination without "cause" or a voluntary termination for "good reason" which occurs within three years following a "Change of Control." The definition of "Change of Control" for this purpose excludes (1) the consummation of the Offer or the consummation of any transaction approved by the Company's incumbent directors as a result of which Parent acquires substantially all of the Company's voting securities or defense electronics and systems integration businesses, and (2) any other transaction approved by the Company's incumbent directors. The amount payable to an executive upon a termination without cause, or a voluntary termination for good reason, is equal to all accrued compensation and benefits, plus an amount equal to three times the sum of (1) the executive's base salary and annual bonus, (2) the average annual compensation received by the executive under the Company's restricted stock plan over the three fiscal years prior to the Change of Control and (3) the present value of the cost of obtaining continued welfare benefit coverage for a period of three years. In addition, in the event such payments (together with any other payments received by the Executive) would be considered "excess parachute payments" under Section 280G of the Code subjecting the executive to an excise tax imposed under Section 4999 of the Code (the "Excise Tax"), the Executive would be entitled to receive an additional "gross

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up" payment in an amount which, after deduction of all income taxes and excise taxes applicable thereto, is equal to the Excise Tax so imposed.

  The Employment Protection Agreements will terminate upon the consummation of the Offer or any transaction approved by the Company's incumbent directors as a result of which Parent acquires substantially all of the Company's voting securities or defense electronics and systems integration businesses.

  The description of the Employment Protection Agreements referred to above does not purport to be complete and is qualified in its entirety by reference to the form of Employment Protection Agreement which is attached hereto as
Exhibit 5 and incorporated by reference herein.

 Employment Protection Plan

  The Company has adopted the Loral Corporation Employment Protection Plan effective January 7, 1996. The Employment Protection Plan, like the Employment Protection Agreements, provides for payments to participating employees upon a termination without "cause" or a voluntary termination for "good reason" occurring within three years after a "Change of Control." As with the Employment Protection Agreements, the definition of Change of Control for this purpose excludes (1) the consummation of the Offer or the consummation of any transaction approved by the Company's incumbent directors as a result of which Parent acquires substantially all of the Company's voting securities or defense electronics and systems integration businesses and (2) any other transaction approved by the Company's incumbent directors.

  The amount payable to participants in the Employment Protection Plan upon an eligible termination is equal to all accrued compensation and benefits, plus an amount equal to two times the sum of (1) the employee's annual salary and bonus and (2) the average annual compensation received by the employee under the Company's restricted stock plan over the three fiscal years prior to the change of control. Eligible employees are also entitled to continued welfare benefits coverage, at the Company's expense, for a period of three years. The maximum amounts payable to participants under the Employment Protection Plan, however, may not exceed the maximum amount which can be paid without causing such payments to be treated as "excess parachute payments" for purposes of
Section 280G of the Code.

  The Employment Protection Plan will terminate upon the successful consummation of the Offer or any transaction approved by the Company's incumbent directors as a result of which Parent acquires substantially all of the Company's voting securities or defense electronics and systems integration businesses.

  The description of the Employment Protection Plan referred to above does not purport to be complete and is qualified in its entirety by reference to the Employment Protection Plan which is attached hereto as Exhibit 6 and incorporated by reference herein.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF LORAL SPACE

  It is anticipated that the members of the Board, other than Mr. Lanza, will become members of the Board of Directors of Loral Space, and that Mr. Schwartz will serve as Chairman and Chief Executive Officer of Loral Space. Mr. Schwartz's compensation arrangements are expected to be substantially similar to his existing arrangements with the Company, with such changes as Mr. Schwartz and the Compensation Committee of the Board of Directors of Loral Space shall agree. Certain senior executive officers of the Company are expected to serve in such positions with Loral Space.

INDEMNIFICATION

  Pursuant to Section 722 of the New York Business Corporation Law ("NYBCL"), a corporation incorporated under the laws of the State of New York is permitted to indemnify its current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by

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them by reason of their serving in such capacities, if such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

  The Company's Restated Certificate of Incorporation (the "Charter") provides, among other things, that the Company will indemnify each of its directors and officers, against all reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with any appeal therein, arising by reason of fact that he was a director or officer of the Company, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer or director is liable for negligence or misconduct in the performance of his duties.

EXISTING BUSINESS RELATIONSHIPS BETWEEN PARENT AND THE COMPANY

  Parent and the Company regularly engage in arms' length purchases of goods and services from one another in the ordinary course of their respective businesses.

THE MERGER AGREEMENT

  The following summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 7 hereto and incorporated herein by reference.

  The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser. The Purchaser has agreed to accept for payment and pay for all Shares tendered pursuant to the Offer as soon as practicable following the date on which the Offer expires (the "Expiration Date") and to extend the Offer until immediately following the Spin-Off Record Date and the expiration or termination of any applicable waiting period under the Antitrust Laws (as defined below). The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to (i) the satisfaction or waiver of all of the conditions to the Spin-Off, (ii) the tender and non-withdrawal of Shares which, when added to the Shares then beneficially owned by Parent, constitute two-thirds of the outstanding Shares and represent two-thirds of the voting power of the outstanding Shares on a fully diluted basis, and (iii) the satisfaction of certain other conditions described in Section 15 of the Schedule 14D-1. The Purchaser has agreed that, without the written consent of the Company, no amendment to the Offer may be made which changes the form of consideration to be paid or decreases the price per Share, the number of Shares sought in the Offer or which imposes additional conditions to the Offer other than those described in Section 15 of the Schedule 14D-1 or amends any other term of the Offer in any manner materially adverse to holders of Shares.

  The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into the Company. The Merger will become effective at such time (the "Effective Time") as a certificate of merger or, if applicable, a certificate of ownership and merger, is filed with the Secretary of State of the State of New York in the manner required by the NYBCL.

  At the Effective Time, (i) except as provided in (ii) below, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $38.00 in cash, or any higher price paid per Share in the Offer, without interest (the "Merger Price"); (ii) (a) each Share held in the treasury of the Company or held by any subsidiary of the Company (other than a subsidiary that will be owned directly or indirectly by the Company following the Spin-Off (each such company a "Retained Subsidiary")) and each Share held by Parent or any subsidiary of Parent immediately prior to the Effective Time will be cancelled and retired and cease to exist; provided, that Shares held beneficially or of record by any plan, program or arrangement sponsored or maintained for the benefit of employees of Parent or the Company or any subsidiaries thereof will not be deemed to be held by Parent or the Company regardless of whether Parent or the Company has, directly or indirectly, the power to vote or control the disposition of such shares; (b) each Share held by any

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holder who has not voted in favor of the Merger and has delivered a written objection to the Merger and demanded fair value with respect to such Share in accordance with Section 623 of the NYBCL will not be converted into or be exchangeable for the right to receive the Merger Price (the "Dissenting Shares"); and (iii) each share of common stock of the Purchaser issued and outstanding immediately prior to the time of the Effective Time will be converted into and exchangeable for one share of common stock of the Surviving Corporation.

  The Company will take all actions (including, but not limited to, obtaining any and all consents from employees to the matters contemplated by Section
2.10 of the Merger Agreement) necessary to provide that all outstanding options and other rights to acquire Shares ("Stock Options") granted under any stock option plan, program or similar arrangement of the Company or any subsidiary of the Company, each as amended (the "Option Plans"), will become fully exercisable and vested on the date (the "Vesting Date") which will be set by the Company and which, in any event, shall be not less than 30 days prior to the consummation of the Offer, whether or not otherwise exercisable and vested. All Stock Options which are outstanding immediately prior to Purchaser's acceptance for payment and payment for Shares tendered pursuant to the Offer will be cancelled as of the consummation of the Offer and the holders thereof (other than holders who are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act")) will be entitled to receive from the Company, for each Share subject to such Stock Option, (1) an amount in cash equal to the difference between the Merger Price and the exercise price per share of such Stock Option, which amount will be payable upon consummation of the Offer, plus (2) one share of common stock, par value $0.01 per share of Loral Space ("Loral Space Common Stock"), which will be held by an escrow agent pending delivery on the Distribution Date (as defined below). All applicable withholding taxes attributable to the payments made hereunder or to distributions contemplated hereby will be deducted from the amounts payable under clause (1) above and all such taxes attributable to the exercise of Stock Options on or after the Vesting Date will be withheld from the proceeds received in the Offer or the Merger, as the case may be, in respect of the Shares issuable on such exercise.

  The Company will take all actions (including, but not limited to, obtaining any and all consents from employees to the matters contemplated by the Merger Agreement) necessary to provide that all restrictions on transferability with respect to each Share which is granted pursuant to the Company's 1987 Restricted Stock Purchase Plan (the "1987 Plan") and which is outstanding and not vested on the Vesting Date will lapse, and each such Share will become free of restrictions as of the Vesting Date. All applicable withholding taxes attributable to the vesting of restricted Shares will be withheld from the proceeds received in respect of such Shares in the Offer or the Merger, as the case may be.

  Except as provided in the Merger Agreement or as otherwise agreed to by the parties and to the extent permitted by the Option Plans and the 1987 Plan, (i) the Option Plans and the 1987 Plan will terminate as of the Effective Time and the provisions in any other plan, program or arrangement, providing for the issuance or grant by the Company or any of its subsidiaries of any interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted as of the Effective Time and (ii) the Company will use all reasonable efforts to ensure that following the Effective Time no holder of Stock Options or any participant in the Option Plans or any other such plans, programs or arrangements will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

  The Merger Agreement provides that the Charter and by-laws of the Company at the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation until amended in accordance with applicable law; provided, that promptly following the Effective Time, the certificate of incorporation of the Company will be amended to change the name of the Surviving Corporation so that the word "Loral" will be deleted therefrom. The Merger Agreement also provides that the directors and officers of the Purchaser at the Effective Time will be the initial directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or as otherwise provided by applicable law.


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  Recommendation. In the Merger Agreement, the Company states that the Board has unanimously (i) determined that the Offer, the Merger and the Spin-Off are fair to and in the best interests of the shareholders of the Company and (ii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company.

  Interim Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the consummation of the Offer and until such time as the directors designated by Parent in accordance with the Merger Agreement constitute in their entirety a majority of the Company's Board (the "Board Reorganization"), the Company and its subsidiaries (other than Loral Space and the Loral Space Companies (as defined below)) will each conduct its operations according to its ordinary course of business, consistent with past practice, and will use commercially reasonable efforts to
(i) preserve intact its business organization, (ii) maintain its material rights and franchises, (iii) keep available the services of its officers and key employees, and (iv) keep in full force and effect insurance comparable in amount and scope of coverage to that maintained as of the date of the Merger Agreement (collectively the "Ordinary Course Obligations"); provided, that Loral Space and the Loral Space Companies will comply with the Ordinary Course Obligations to the extent that non-compliance therewith could adversely affect the Retained Business or adversely affect (or materially delay) the consummation of the Offer, the Merger or the Spin-Off. "Loral Space Companies" means Loral General Partner, Inc., a Delaware corporation ("LGP"), SS/L, Globalstar, Globalstar Telecommunications Limited, a company organized under the laws of Bermuda ("GTL"), Loral Globalstar, L.P., a Delaware limited partnership, Loral Globalstar Limited, a Cayman Islands corporation ("LGL"), K&F Industries, Inc., a Delaware corporation ("K&F"), Loral/QUALCOMM Partnership, L.P., a Delaware limited partnership ("LQP"), Loral/QUALCOMM Satellite Services, L.P., a Delaware limited partnership ("LQSS"), Continental Satellite Corporation, a California corporation ("Continental"), Loral Travel Services Inc., a Delaware corporation, Loral Properties Inc., a Delaware corporation and each of the subsidiaries of such companies.

  Without limiting the generality of and in addition to the foregoing, and except as otherwise contemplated by the Merger Agreement, the Tax Sharing Agreement (as defined below) or the Distribution Agreement (the Tax Sharing Agreement together with the Distribution Agreement, the "Ancillary Agreements"), prior to the consummation of the Offer and the Board Reorganization, neither the Company nor any of its subsidiaries (other than Loral Space and the Loral Space Companies insofar as any action of the type specified below could not adversely affect the Retained Business and could not adversely affect (or materially delay) the Offer, the Spin-Off or the Merger) will, without the prior written consent of Parent: (a) amend its charter or by-laws other than filing a Certificate of Amendment of the Company's Charter as contemplated by the Rights Agreement; (b) subject to certain exceptions, authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or amend any of the terms of any such securities or agreements (subject to certain exceptions); (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than pursuant to the Rights Agreement) or redeem or otherwise acquire any of its securities or any securities of its subsidiaries (other than pursuant to the Rights Agreement); provided, that the Company may declare and pay to holders of Shares regular quarterly dividends of not more than $0.08 per Share on the dividend declaration and payment dates normally applicable to the Shares; (d)
(i) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (ii) except in the ordinary course of business consistent with past practices, (A) incur, assume or prepay any long-term debt or incur, assume, or prepay letters of credit or any material short-term debt;
(B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person except wholly owned subsidiaries of the Company; (C) make any material loans, advances or capital contributions to, or investments in, any other person; (iii) change the practices of the Company and its Retained Subsidiaries with respect to the timing of payments or collections; or (D) mortgage or pledge any assets of the Retained Business, or create or permit to exist any material lien thereupon; (e) except (i) as disclosed in the disclosure schedule to the Merger Agreement and except for arrangements entered into in the ordinary course of business consistent with past practices, (ii) as required by law or (iii) as specifically provided for in the Merger Agreement or Distribution Agreement enter into, adopt or materially amend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements of or for the benefit or welfare of any Retained Employee (i.e., all current and former officers and employees of the Company and its subsidiaries, other than Loral Space employees) (or any other person for whom the Retained Business will have liability), or (except for normal increases in the ordinary course of business that are consistent with past practices) increase in any manner the compensation or fringe benefits of any Retained Employee (or any other person for whom the Retained Business will have liability), or pay any benefit not required by any existing plan and arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; (f) transfer, sell, lease, license or dispose of any lines of business, subsidiaries, divisions, operating units or facilities (other than facilities currently closed or currently proposed to be closed) relating to the Retained Business outside the ordinary course of business or enter into any material commitment or transaction with respect to the Retained Business outside the ordinary course of business; (g) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets in the ordinary course of business and consistent with past practice), in each case where such action would be material to the Retained Business; (h) except as may be required by law or as disclosed in the Disclosure Schedule to the Merger Agreement, take any action to terminate or materially amend any of its pension or retiree medical plans with respect to or for the benefit of Retained Employees or any other person for whom the Retained Business will have liability; (i) materially modify, amend or terminate (1) any significant contract related to the Retained Business or waive any material rights or claims of the Retained Business, except in the ordinary course of business consistent with past practice; or (2) any contract having an aggregate contract value of $100 million or greater, whether or not in the ordinary course of business consistent with past practice, unless such modification, amendment or termination does not materially diminish the projected profit or materially increase the projected loss anticipated from such contract; provided, that nothing contained in this clause shall limit the Company and its subsidiaries in connection with programs or contracts with respect to which Parent or a subsidiary of Parent has submitted, or is reasonably expected to submit, a competing bid; provided further, that the provisions of this clause will not apply to any arrangement, agreement or contract proposal previously submitted by the Company or a subsidiary thereof which proposal, upon acceptance thereof, cannot be revised or withdrawn; (j) effect any material change in any of its methods of accounting in effect as of March 31, 1995, except as may be required by law or generally accepted accounting principles; (k) except as expressly provided in the Merger Agreement, amend, modify, or terminate the Rights Agreement or redeem any Rights thereunder; provided, that if the Board by a majority vote determines in its good faith judgment, based as to legal matters upon the written opinion of legal counsel, that the failure to redeem any Rights would likely constitute a breach of the Board's fiduciary duty, the Rights may be redeemed; (l) enter into any material arrangement, agreement or contract that individually or in the aggregate with other material arrangements, agreements and contacts entered into after the date of the Merger Agreement, the Company reasonably expects will adversely affect in a significant manner the Retained Business after the date of the Merger Agreement; provided, that nothing contained in this clause will limit the Company and its subsidiaries from submitting bids for programs or contracts with respect to which the Company reasonably expects Parent or a subsidiary of Parent to submit a bid; and (m) enter into a legally binding commitment with respect to, or any agreement to take, any of the foregoing actions.

  Acquisition Proposals. In the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will immediately cease any existing discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below). The Company and its subsidiaries may not, and will use their best efforts to cause their respective officers, directors, employees and investment bankers, attorneys, accountants or other agents retained by the Company or any of its subsidiaries not to, (i) initiate or solicit, directly or indirectly, any inquiries with respect to, or the making of any Acquisition Proposal, or (ii) except as permitted below, engage in negotiations or discussions with, or furnish any information or data to any Third Party (as defined below) (other than the transactions contemplated by the Merger Agreement and by the Ancillary Agreements). Notwithstanding anything to the contrary contained in the Merger Agreement, the Company may furnish information to, and participate in discussions or negotiations (including, as a part thereof, making any counter-proposal) with, any Third Party which submits an unsolicited written Acquisition Proposal to the Company if the Board by a majority vote determines in its good faith judgment, based as to legal matters upon the written opinion of legal counsel, that the failure to furnish such information or participate in such discussions or negotiations would likely constitute a breach of the Board's fiduciary duties under applicable law; provided, that nothing in the Merger Agreement will prevent the Board from taking, and disclosing to the Company's shareholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided further, that the Board will not recommend that the shareholders of the Company tender their Shares in connection with any such tender offer unless the Board by a majority vote determines in its good faith judgment, based as to legal matters on the written opinion of legal counsel, that failing to take such action would likely constitute a breach of the Board's fiduciary duty; provided further, that the Company may not enter into any agreement with respect to any Acquisition Proposal except concurrently with or after the termination of the Merger Agreement (except with respect to confidentiality and standstill agreements to the extent expressly permitted below). The Company will promptly provide Parent with a copy of any written Acquisition Proposal received and a written statement with respect to any non-written Acquisition Proposal received, which statement shall include the identity of the parties making the Acquisition Proposal and the terms thereof. The Company will promptly inform Parent of the status and content of any discussions regarding any Acquisition Proposal with a Third Party. In no event will the Company provide non-public information regarding the Retained Business to any Third Party making an Acquisition Proposal unless such party enters into a confidentiality agreement containing provisions designed to reasonably protect the confidentiality of such information. In the event that following the date of the Merger Agreement the Company enters into a confidentiality agreement with any Third Party which does not include terms and conditions which are substantially similar to the "standstill" provisions of the confidentiality agreement between the Company and Parent, dated as of December 4, 1995, then Parent and its affiliates will be released from their obligations under such standstill provisions to the same extent as such Third Party.

  "Acquisition Proposal" means any bona fide proposal, whether in writing or otherwise, made by a Third Party to acquire beneficial ownership (as defined in Rule 13(d) under the Exchange Act) of all or a material portion of the assets of, or any material equity interest in, any of the Company, a Retained Subsidiary or the Retained Business pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving either the Company, a Retained Subsidiary or the Retained Business, including, without limitation, any single or multi-step transaction or series of related transactions which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of, or any material portion of the equity interest in, either the Company, a Retained Subsidiary or the Retained Business (other than the transactions contemplated by the Merger Agreement and the Ancillary Agreements); provided, however, that the term "Acquisition Proposal" does not include any transactions which relate solely to the businesses to be owned by Loral Space and the Loral Space Companies following the Spin-Off and which do not have a material adverse effect on the consummation of the Offer, the Merger, the Spin-Off or the transactions contemplated by the Merger Agreement.

  Board Representation. The Merger Agreement provides that in the event that Purchaser acquires at least a majority of the Shares outstanding pursuant to the Offer, Parent will be entitled to designate for appointment or election to the Board upon written notice to the Company, such number of persons so that such designees of Parent constitute the same percentage (but in no event less than a majority) of the Board (rounded up to the next whole number) as the percentage of Shares acquired in connection with the Offer. Prior to the consummation of the Offer, the Board will obtain the resignation of such number of directors as is necessary to enable such number of Parent designees to be so elected. In connection therewith, the Company will mail to the shareholders of the

Company the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder unless such information has previously been provided to such shareholders in the Schedule 14D-9. Parent and the Purchaser will provide to the Company in writing, and be solely responsible for, any information with respect to such companies and their nominees, officers, directors and affiliates required by such Section and Rule. Notwithstanding the foregoing, the parties to the Merger Agreement will use their respective best efforts to ensure that at least three of the members of the Board will, at all times prior to the Effective Time be, Continuing Directors (as defined in the Merger Agreement).

  Miscellaneous Agreements. Pursuant to the Merger Agreement, the Company has agreed to amend, and has amended, the Rights Agreement as necessary (i) to prevent the Merger Agreement or the transactions contemplated by the Merger Agreement or Distribution Agreement (including, without limitation, the publication or other announcement of the Offer and the consummation of the Offer and the Merger) from resulting in the distribution of separate rights certificates or the occurrence of a "Distribution Date" under the Rights Agreement or being deemed to be a "Triggering Event" or a "Section 13 Event" under the Rights Agreement and (ii) to provide that neither Parent nor the Purchaser will be deemed to be an "Acquiring Person" under the Rights Agreement by reason of such transactions.

  Pursuant to the Merger Agreement, if required under applicable law in order to consummate the Merger, the Company, acting through its Board, will, in accordance with applicable law, its Charter and by-laws and the rules and regulations of the NYSE: (a) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement (the "Stockholders' Meeting"); (b) subject to its fiduciary duties under applicable laws as advised by counsel, include in the Information Statement prepared by the Company for distribution to shareholders of the Company in advance of the Stockholders' Meeting in accordance with Regulation 14C promulgated under the Exchange Act (the "Information Statement") the recommendation of its Board referred to above; and (c) use its best efforts to (i) obtain and furnish the information required to be included by it in the Information Statement, and, after consultation with Parent, respond promptly to any comments made by the Commission with respect to the Information Statement and any preliminary version thereof and cause the Information Statement to be mailed to its shareholders following the consummation of the Offer and (ii) obtain the necessary approvals of the Merger Agreement by its shareholders. Parent will provide the Company with the information concerning Parent and Purchaser required to be included in the Information Statement and will vote, or cause to be voted, all Shares owned by it or its subsidiaries in favor of approval and adoption of the Merger Agreement.

  In accordance with the Merger Agreement, simultaneously with the execution of the Merger Agreement, the Company and certain of its subsidiaries entered into the Distribution Agreement. Immediately prior to the Spin-Off Record Date, the Company, Loral Space and certain other parties will enter into the Tax Sharing Agreement (as defined below). From and after the Effective Time, Parent shall cause the Surviving Corporation to perform any and all obligations and agreements of the Company set forth in the Merger Agreement or in the Ancillary Agreements or in any other agreements contemplated in the Merger Agreement or in the Ancillary Agreements. Parent and Purchaser accept and agree that, subject to the provisions of the Distribution Agreement, the form of certificate of incorporation and by-laws of Loral Space adopted in contemplation of the Spin-Off will be as agreed to by the Company and Loral Space in their sole discretion; provided, that nothing in the certificates of incorporation and by-laws will adversely affect or otherwise limit (i) Loral Space's ability to perform its obligations under the Ancillary Agreements or the other agreements contemplated by the Distribution Agreement or (ii) the Company's or its affiliates' rights under the Stockholders Agreement. In no event shall Parent or Purchaser or any of their subsidiaries be entitled to receive any shares of Loral Space Common Stock as a distribution with respect to Shares purchased upon consummation of the Offer. If, for any reason, any shares of Loral Space Common Stock distributed in the Spin-Off are received by Parent or Purchaser or any of their subsidiaries with respect to Shares acquired by Purchaser in the Offer, then Parent or Purchaser will convey, on behalf of the Company, such shares of Loral Space to the shareholders of the Company who would have otherwise received such shares of Loral Space pursuant to the Distribution Agreement; provided, that the foregoing provisions will not apply with respect to Shares held by Parent or any of its subsidiaries prior to the date of the Merger Agreement. If the Company reasonably determines that the Spin-Off may not be effected without registering the shares of common stock of Loral Space to be distributed in the Spin-Off pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Company, Parent and Purchaser, as promptly as practicable, will use their respective best efforts to cause the shares of Loral Space to be registered pursuant to the Securities Act and thereafter effect the Spin-Off in accordance with the terms of the Distribution Agreement including, without limitation, by preparing and filing on an appropriate form a registration statement under the Securities Act covering the shares of Loral Space and using their respective best efforts to cause such registration statement to be declared effective and preparing and making such other filings as may be required under applicable state securities laws. Parent will, and will cause the Surviving Corporation to, treat the Spin-Off for purposes of all federal and state taxes as an integrated transaction with the Offer and the Merger and thus report the Spin-Off as a constructive redemption of a number of Shares equal in value to the value of the Loral Space Common Stock distributed in the Spin-Off.

  Employment Agreements. Prior to the Spin-Off, the Company will use its best efforts to, and will use its best efforts to cause its subsidiaries to, assign to Loral Space or subsidiaries of Loral Space or terminate all employment agreements with employees of the Company who are not Retained Employees (the "Employment Agreements") and all individual severance agreements with employees of the Company who are not Retained Employees (the "Severance Agreements"). The parties acknowledge and agree that, whether or not such Employment Agreements and Severance Agreements are so assigned or terminated, all liabilities under or arising from such Employment Agreements and Severance Agreements other than as expressly contemplated in the Distribution Agreement or the Merger Agreement will be deemed to be Loral Space Liabilities (as defined in Section 10 of the Schedule 14D-1), with respect to which Loral Space will indemnify the Company and Parent as provided therein. Parent acknowledges and agrees that all employment agreements and severance agreements with the Retained Employees will be binding and enforceable obligations of the Surviving Corporation, except as the parties thereto may otherwise agree. The parties to the Merger Agreement acknowledge and agree that all liabilities under or arising from such agreements with the Retained Employees from and after the consummation of the Offer will be deemed to be Company Liabilities (as defined in the Distribution Agreement), with respect to which the Company and Parent will indemnify Loral Space as provided therein.

  Fiscal Year Ended March 31, 1996 Bonus. Parent agrees to cause the Company to pay in cash to each Company Bonus Employee (as defined below) to the extent not previously paid, all bonus compensation payable with respect to the fiscal year of the Company ending March 31, 1996 under any bonus program of the Company or its subsidiaries in which such Company Bonus Employee participated prior to the consummation of the Offer or under any employment agreement. Such bonus compensation will be paid at the time or times that comparable bonus compensation was paid to a similarly situated employee after March 31, 1995 with respect to the fiscal year ended March 31, 1995. Bonus compensation which is based on objective criteria will be calculated and paid in accordance with such criteria. With respect to bonus compensation which is wholly or partially discretionary, such bonus compensation will be determined and paid on a basis consistent with past practices of the Company. Subject to the conditions regarding the aggregate amount of discretionary bonuses as described below, the amount of discretionary bonus compensation to be paid to any Company Bonus Employee will be determined by the Chief Executive Officer of the Company in office immediately prior to the date of the consummation of the Offer or by his designee. "Company Bonus Employee" means a person (other than any current or former officer or employee of Loral Space, any Loral Space Company or the Loral Space Business (as defined below) (the "Loral Space Employees")), employed by the Company or any of its subsidiaries immediately prior to the date the Offer is consummated, who was eligible to receive a bonus under any bonus program of the Company or any of its subsidiaries in effect at December 31, 1995, or under any employment agreement in effect on such date, with respect to the fiscal year ending March 31, 1996.

  Loral Space agrees to pay in cash to each Loral Space Bonus Employee (as defined below) to the extent not previously paid, all bonus compensation payable with respect to the fiscal year of the Company ending March 31, 1996 under any bonus program of the Company or its subsidiaries in which such Loral Space Bonus

Employee participated prior to the consummation of the Offer or under any employment agreement. Such bonus compensation will be paid at the time or times that comparable bonus compensation was paid to any similarly situated employee after March 31, 1995 with respect to the fiscal year ended March 31, 1995. Bonus compensation which is based on objective criteria will be calculated and paid in accordance with such criteria. With respect to bonus compensation which is wholly or partially discretionary, such bonus compensation will be determined and paid on a basis consistent with past practices of the Company. Subject to the following paragraph, the amount of discretionary bonus compensation to paid to any Loral Space Bonus Employee will be determined by Loral Space. "Loral Space Bonus Employee" means any Loral Space Employee employed by the Company or any of its subsidiaries immediately prior to the date the Offer is consummated, who was eligible to receive a bonus under any bonus program of the Company or any of its subsidiaries in effect at December 31, 1995, or under any employment agreement in effect on such date, with respect to the fiscal year ending March 31, 1996. Upon payment of such bonuses to Loral Space Bonus Employees, Loral Space shall submit to Parent a statement showing the individual and aggregate bonus amounts paid to Loral Space Bonus Employees, and Parent will thereupon promptly pay to Loral Space (or cause the Company to pay to Loral Space) the aggregate amount of bonuses so paid; provided, that if the consummation of the Offer occurs prior to March 31, 1996, the amount of such reimbursement will be a prorated amount of the aggregate bonus amounts so paid, based on a fraction, the numerator of which is the number of days of the Company's fiscal year ending March 31, 1996 which had elapsed as of the consummation of the Offer, and the denominator of which is 365.

  The aggregate amount of discretionary bonuses payable to all Company Bonus Employees and Loral Space Bonus Employees as a group for the fiscal year ending March 31, 1996 will not exceed a dollar amount to be mutually agreed to by the Chief Executive Officer of Parent and the Chief Executive Officer of Loral Space; provided, that in the event the Chief Executive Officer of Parent and the Chief Executive Officer of Loral Space cannot agree on such dollar amount, the maximum aggregate amount of discretionary bonuses payable to Company Bonus Employees and Loral Space Bonus Employees shall be based on the aggregate amount of discretionary bonuses paid to all such employees for the Company's fiscal year ending March 31, 1995, increased by a percentage equal to the average of the percentage increases in discretionary bonuses paid to all such employees over the Company's three fiscal years ending March 31, 1993, 1994 and 1995.

  Transaction Bonus. Pursuant to the "change of control" provisions of the Restated Employment Agreement between the Company and Bernard L. Schwartz dated April 1, 1990, as amended June 14, 1994, the Company will, subject to the following sentences of this paragraph, make a cash payment to Mr. Schwartz upon consummation of or following the Offer, calculated in accordance with such agreement, less $18 million waived by Mr. Schwartz. The net amount payable to Mr. Schwartz, taking this waiver into account, is approximately $18 million. The Company also may make a cash payment of a bonus (inclusive of the amount paid to Mr. Schwartz pursuant to the preceding sentence, the "Transaction Bonus") to Transaction Bonus Employees (as defined below) other than Mr. Schwartz; provided, that the aggregate Transaction Bonus paid will not exceed $40 million; and provided further, that the Transaction Bonus payable to any Transaction Bonus Employee will not exceed the maximum amount which can be paid at such time without such amounts being treated as "excess parachute payments" within the meaning of Section 280G of the Code, taking into account all payments made on or prior to the time the Transaction Bonus is paid (including the value of accelerated vesting of stock options or restricted shares granted under the 1987 Plan determined in accordance with proposed regulations promulgated under Section 280G of the Code) which constitute parachute payments for purposes of Section 280G of the Code. The Transaction Bonus may be paid by the Company, in its discretion, prior to, on or immediately following, the date the Offer is consummated. "Transaction Bonus Employee" means Mr. Schwartz and each person employed by the Company or any of its subsidiaries on or prior to the date the Offer is consummated who is selected by Mr. Schwartz to receive a Transaction Bonus.

  Employment Protection Agreements. The Company may provide for employment protection payments to be made to certain Company employees upon qualifying terminations of employment pursuant to "Employment Protection Agreements" and an "Employment Protection Plan" (each substantially in the forms attached to the Merger Agreement as Exhibits C and D, respectively; together, the "Employment Protection Arrangements") occurring after a change in control of the Company; provided that (i) neither the execution of the Merger Agreement nor the Distribution Agreement, nor any transaction contemplated thereby, will constitute a change in control of the Company for any purpose under the Employment Protection Arrangements or give rise to any rights thereunder and (ii) the Employment Protection Arrangements will terminate as of the consummation of the Offer and no rights thereunder will continue after the consummation of the Offer.

  Supplemental Severance Program. Prior to the Effective Time, the Company will adopt a severance plan substantially in the form attached to the Merger Agreement as Exhibit E (the "Supplemental Severance Plan") covering up to 150 employees of the Company or its subsidiaries selected by the Company prior to the Effective Time. The Supplemental Severance Program will provide enhanced severance benefits to Company employees upon a dismissal without "cause" or a voluntary termination for "good reason" within twenty-four months after the consummation of the Offer. The benefits under this program, which are payable in addition to a participant's regular severance benefits, will generally be equal to one year's base salary and bonus, plus the cost of acquiring continued welfare benefits coverage for a period of one year. Also, if a participant's regular severance benefits are reduced after the consummation of the Offer, the benefits payable under the program are increased by an equivalent amount. In no event may the payments made to any participant exceed the maximum amount which can be so paid without causing the payments to be treated as "excess parachute payments" for purposes of Section 280G of the Code.

  Employee Benefits. Except with respect to accruals under any defined benefit pension plans, Parent will, or will cause the Company to, give Retained Employees full credit for purposes of eligibility, vesting and determination of the level of benefits under any employee benefit plans or arrangements maintained by the Parent, the Company or any subsidiary of Parent or Company for such Retained Employees' service with the Company or any subsidiary of the Company to the same extent recognized by the Company immediately prior to the Effective Time. Parent will, or will cause the Company to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Retained Employees under any welfare plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Retained Employees immediately prior to the Effective Time, and (ii) provide each Retained Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

  Subject to the terms and conditions of the Merger Agreement and without limitation to the provisions below, Parent, Purchaser and the Company agree to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and the Ancillary Agreements (including, without limitation, (i) cooperating in the preparation and filing of the Offer documents, the Schedule 14D-9, the Form 10, the Information Statement and any amendments to any thereof; (ii) cooperating in making available information and personnel in connection with presentations, whether in writing or otherwise, to prospective lenders to Parent and Purchaser that may be asked to provide financing for the transactions contemplated by the Merger Agreement; (iii) taking of all action reasonably necessary, proper or advisable to secure any necessary consents or waivers under existing debt obligations of the Company and its subsidiaries or amend the notes, indentures or agreements relating thereto to the extent required by such notes, indentures or agreements or redeem or repurchase such debt obligations; (iv) contesting any pending legal proceeding relating to the Offer, the Merger or the Spin-Off; and (v) executing any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and the Ancillary Agreements). In case at any time after the Effective Time any further action is necessary to carry out the purposes of the Merger Agreement, the proper officers and directors of each party will use all reasonable efforts to take all such necessary action.

  Each of the Company, Parent and Purchaser shall cooperate and use their respective reasonable efforts to make all filings and obtain all consents and approvals of governmental authorities (including, without limitation, the Federal Communication Commission ("FCC")) and other third parties necessary to consummate the transactions contemplated by the Merger Agreement and the Ancillary Agreements. Each of the parties to the Merger Agreement will furnish to the other party such necessary information and reasonable assistance as such other persons may reasonably request in connection with the foregoing.

  In addition to and without limiting the agreements of Parent and Purchaser described in the immediately preceding paragraph, Parent, Purchaser and the Company will (i) take promptly all actions necessary to make the filings required of Parent, Purchaser or any of their affiliates under the applicable Antitrust Laws, (ii) comply at the earliest practicable date with any request for additional information or documentary material received by Parent, Purchaser or any of their affiliates from the Federal Trade Commission ("FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and from the Commission or other foreign governmental or regulatory authority pursuant to the Antitrust Laws, and (iii) cooperate with the Company in connection with any filing of the Company under applicable Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by the Merger Agreement or the Ancillary Agreements commenced by any of the FTC, the Antitrust Division, state attorneys general, the Commission, or other foreign governmental or regulatory authorities.

  In furtherance and not in limitation of the covenants of Parent and Purchaser described above, Parent, Purchaser and the Company shall each use all reasonable efforts to resolve such objections, if any, as may be asserted with respect to the Offer, the Spin-Off, the Merger or any other transactions contemplated by the Merger Agreement or the Ancillary Agreements under any Antitrust Law. If any administrative, judicial or legislative action or proceeding is instituted (or threatened to be instituted) challenging the Offer, the Spin-Off, the Merger or any other transactions contemplated by the Merger Agreement or the Ancillary Agreements as violative of any Antitrust Law, Parent, Purchaser and the Company will each cooperate to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (any such decree, judgment, injunction or other order is hereafter referred to as an "Order") that is in effect and that restricts, prevents or prohibits consummation of the Offer, the Spin-Off, the Merger or any other transactions contemplated by the Merger Agreement or the Ancillary Agreements, including, without limitation, by pursuing all reasonable avenues of administrative and judicial appeal. Parent and Purchaser will each also use their respective reasonable efforts to take all reasonable action, including, without limitation, agreeing to hold separate or to divest any of the businesses or assets of Parent or Purchaser or any of their affiliates, or, following the consummation of the Offer or the Effective Time, of the Company or any of the Retained Subsidiaries, as may be required (i) by the applicable governmental or regulatory authority (including without limitation the FTC, the Antitrust Division, any state attorney general or any foreign governmental or regulatory authority) in order to resolve such objections as such governmental or regulatory authority may have to such transactions under any Antitrust Law, or (ii) by any domestic or foreign court or other tribunal, in any action or proceeding brought by a private party or governmental or regulatory authority challenging such transactions as violative of any Antitrust Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any Order that has the effect of restricting, preventing or prohibiting the consummation of the Offer, the Spin-Off, the Merger or any other transactions contemplated by the Merger Agreement or the Ancillary Agreements; provided that Parent will not be required to take any action, divest any asset or enter into any consent decree if the taking of such action, disposing of such asset or entering into such decree would have a Significant Adverse Effect. "Significant Adverse Effect" means any change or effect that, in Parent's judgment, is reasonably likely to adversely affect in a substantial way the benefits and opportunities which Parent reasonably expects to receive from the acquisition of the Retained Business or from Parent's current business.

  Each of the Company, Parent and Purchaser will promptly inform the other party of any material communication received by such party from the FTC, the Antitrust Division, the Securities and Exchange

Commission (the "Commission") or any other governmental or regulatory authority regarding any of the transactions contemplated by the Merger Agreement. Parent and/or Purchaser will promptly advise the Company with respect to any understanding, undertaking or agreement (whether oral or written) which it proposes to make or enter into with any of the foregoing parties with regard to any of the transactions contemplated by the Merger Agreement.

  "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, EC Merger Regulations and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

  Representations and Warranties. The Merger Agreement contains certain representations and warranties of the parties including, without limitation, representations by the Company as to organization, capitalization, authority relative to the Merger Agreement, consents and approvals, absence of certain changes concerning the Company's business, undisclosed liabilities, reports, offer documents, no default, litigation and compliance with law, employee benefit plans, assets and intellectual property, certain contracts and arrangements, taxes, Retained Business FCC licenses, labor matters, Rights Agreement and certain fees.

  Conditions to the Merger. Pursuant to the Merger Agreement, the obligations of each of Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of certain conditions, including: (a) if required by applicable law, the Merger Agreement will have been adopted by the affirmative vote of the shareholders of the Company by the requisite vote in accordance with applicable law; (b) no statute, rule, regulation, order, decree, or injunction will have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger, (c) any waiting period applicable to the Merger under the Antitrust Laws will have terminated or expired and all approvals required under the Antitrust Laws will have been received; (d) the Spin-Off will have been consummated in all material respects; and (e) the Offer will not have been terminated in accordance with its terms prior to the purchase of any Shares.

  Except if the Purchaser has accepted for payment and paid for Shares validly tendered pursuant to the Offer or fails to accept for payment any Shares pursuant to the Offer in violation of the terms thereof, the obligation of the Company to effect the Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the representations and warranties of Parent and the Purchaser contained in the Merger Agreement will be true and correct in all material respects at and as of the Effective Time as if made at and as of such time; and (b) each of Parent and the Purchaser will have performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms thereof.

  Except if the Purchaser has accepted for payment and paid for Shares validly tendered pursuant to the Offer or fails to accept for payment any Shares pursuant to the Offer in violation of the terms thereof, the obligations of Parent and the Purchaser to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a) the representations and warranties of the Company contained in the Merger Agreement will be true and correct in all material respects at and as of the Effective Time as if made at and as of such time; (b) the Company will have delivered to Purchaser certain legal opinions in connection with the Company's public indebtedness; and (c) the Company will have performed in all material respects each of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms thereof.

  Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the shareholders of the Company) prior to the Effective Time: (a) by mutual written consent of Parent, the Purchaser and the Company; (b) by Parent, Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body will have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer, the Spin-Off or the Merger and such order, decree, ruling or other action is or shall have become nonappealable;
(c) by Parent or Purchaser if due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Section 15 of the Schedule 14D-1, Purchaser will have (i) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (ii) terminated the Offer, or (iii) failed to pay for Shares pursuant to the Offer prior to June 30, 1996; (d) by the Company if (i) there is no material breach of any representation, warranty, covenant or agreement on the part of the Company and Purchaser has (A) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (B) terminated the Offer or (C) failed to pay for Shares pursuant to the Offer prior to June 30, 1996 or (ii) prior to the purchase of Shares pursuant to the Offer, a Third Party has made a bona fide offer that the Board by a majority vote determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of legal counsel, is a Higher Offer (as defined below); provided, that such termination under this clause (ii) will not be effective until payment of the fee discussed below; (e) by Parent or Purchaser prior to the purchase of Shares pursuant to the Offer, if (i) there has been a breach of any representation or warranty on the part of the Company or Loral Space contained in the Merger Agreement or the Distribution Agreement resulting in a Material Adverse Effect (as defined in the Merger Agreement) or materially adversely affecting (or materially delaying) the consummation of the Offer,
(ii) there has been a breach of any covenant or agreement on the part of the Company or Loral Space under either the Merger Agreement or the Distribution Agreement resulting in a Material Adverse Effect or materially adversely affecting (or materially delaying) the consummation of the Offer, which will not have been cured prior to the earlier of (A) 10 days following notice of such breach or (B) two business days prior to the date on which the Offer expires, (iii) the Company engages in Active Negotiations (as defined below) with a Third Party with respect to a Third Party Acquisition (as defined below), (iv) the Board has withdrawn or modified (including effecting any amendment of Schedule 14D-9) in a manner adverse to Purchaser, its approval or recommendation of the Offer, the Spin-Off, the Merger, the Merger Agreement or the Distribution Agreement, has recommended to the Company's shareholders another offer, has authorized the redemption of any Rights (whether or not in accordance with the Merger Agreement) after the Company's receipt of an Acquisition Proposal, or has adopted any resolution to effect any of the foregoing or (v) the number of shares validly tendered and not withdrawn when added to the shares beneficially owned by Parent, prior to the expiration of the Offer, does not constitute at least two-thirds of the Shares, determined on a fully diluted basis, and on or prior to such date an entity or group (other than Parent or Purchaser) has made and not withdrawn a proposal with respect to a Third Party Acquisition; or (f) by the Company if (i) there has been a breach of any representation or warranty in the Merger Agreement or the Distribution Agreement on the part of Parent or Purchaser which materially adversely affects (or materially delays) the consummation of the Offer or (ii) there has been a material breach of any covenant or agreement in the Merger Agreement or the Distribution Agreement on the part of Parent or Purchaser which materially adversely affects (or materially delays) the consummation of the Offer which has not been cured prior to the earlier of (A) 10 days following notice of such breach or (B) two business days prior to the date on which the Offer expires.

  Termination Fee. Pursuant to the Merger Agreement, (a) if: (i) Parent or Purchaser terminates the Merger Agreement pursuant to Clause (e)(ii), (iii) or
(v) of the immediately preceding paragraph and within 12 months thereafter the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs, involving any party (or any affiliate thereof) (A) with whom the Company (or its agents) had negotiations with a view to a Third Party Acquisition, (B) to whom the Company (or its agents) furnished information with a view to a Third Party Acquisition or (C) who had submitted a proposal or expressed an interest in a Third Party Acquisition, in the case of each of clauses (A), (B) and (C) after the date of the Merger Agreement and prior to such termination; or (ii) Parent or Purchaser terminates the Merger Agreement pursuant to clause (e)(iii) or (v) of the immediately preceding paragraph and, within 12 months thereafter, a Third Party Acquisition will occur involving a Higher Offer (as defined below); or (iii) Parent or Purchaser terminates the Merger Agreement pursuant to Clause (e)(iv) of the immediately preceding paragraph; or (iv) the Company terminates the Merger Agreement pursuant to clause (d)(ii) of the immediately preceding paragraph; then, in each case, the Company will pay to Parent, within one business day following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with such determination pursuant to clause (d)(ii) above, a fee, in cash, of $175 million; provided, that the Company in no event will be obligated to pay more than one such $175 million fee with respect to all such agreements and occurrences and such termination.

  "Active Negotiations" means negotiations with a Third Party that has proposed a Third Party Acquisition or made an Acquisition Proposal, or with such Third Party's agents or representatives with respect to the substance of such Third Party Acquisition or Acquisition Proposal, but will not include (x) communications in connection with, or constituting, the furnishing of information pursuant to a confidentiality agreement as contemplated by the Merger Agreement or (y) communications that include no more than an explicit bona fide rejection of such proposal and a very brief statement of the reasons therefor.

  "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes for these purposes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 30% of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 30% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or
(v) the purchase by the Company or any of its subsidiaries of more than 20% of the outstanding shares.

  "Higher Offer" means any Third Party Acquisition which reflects a higher value for the Shares than the aggregate value being provided pursuant to the transactions contemplated by the Merger Agreement and the Ancillary Agreements including, without limitation, the shares of Loral Space Common Stock distributed in the Spin-Off. Prior to the termination of the Merger Agreement by the Company pursuant to clause (d)(ii) above, the Board of Directors will provide a reasonable opportunity to a nationally recognized investment banking firm selected by Parent, Purchaser or their designee (the "IB") to evaluate the proposed Third Party Acquisition, to determine whether it is a Higher Offer and to advise the Board of Directors of the Company of the basis for and results of its determination. The Company agrees to cooperate and cause the Company's financial advisors to cooperate with the IB (including, without limitation, providing the IB with full access to all such information which the IB deems relevant and which the IB agrees to keep confidential) to the extent reasonably requested by the IB. The fees and expenses incurred by the IB shall be paid by Parent. Nothing contained in the definitions of "Active Negotiations", "Third Party Acquisitions" or "Higher Offer" will prevent Parent and Purchaser from challenging, by injunction or otherwise, the termination or attempted termination of the Merger Agreement pursuant to clause (d)(ii) above.

  Pursuant to the Merger Agreement, in the event of the termination and abandonment of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or shareholders, other than the provisions relating to the termination fee, fees and expenses, governing law, brokerage fees and commissions, indemnification and confidentiality of information, provided, that a party will not be relieved from liability for any breach of the Merger Agreement. Notwithstanding anything to the contrary contained in the Merger Agreement, upon payment by the Company of the fees and expenses referred to in the Merger Agreement, the Company will be released from all liability thereunder, including any liability for any claims by Parent, the Purchaser or any of their affiliates based upon or arising out of any breach of the Merger Agreement or any Ancillary Agreements.

  Fees and Expenses. If the Merger Agreement is terminated pursuant to Clause
(e)(i) or (e)(ii) above (the "Designated Termination Provisions") or Parent is entitled to receive the $175 million fee under the Merger Agreement, then the Company will reimburse Parent, Purchaser and their affiliates (not later than one business day after submission of statements therefor) for actual documented out-of-pocket fees and expenses, not to exceed $45 million, actually incurred by any of them or on their behalf in connection with the Offer, the proposed Merger and the proposed Spin-Off and the transactions contemplated by the Merger Agreement and the Distribution Agreement (including, without limitation, fees payable to financing sources, investment bankers

(including to the IB), counsel to any of the foregoing and accountants), whether incurred prior to or after the date of the Merger Agreement. The Company will in any event pay the amount requested (not to exceed $45 million) within one business day of such request, subject to the Company's right to demand a return of any portion as to which invoices are not received in due course. Except as specifically provided in Section 8.3 of the Merger Agreement and except as otherwise specifically provided in the Distribution Agreement, each party shall bear its own respective expenses incurred in connection with the Merger Agreement, the Offer and the Merger, including, without limitation, the preparation, execution and performance of the Merger Agreement and the Ancillary Agreements and the transactions contemplated thereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants.

THE DISTRIBUTION AGREEMENT

  The following summary of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Distribution Agreement, a copy of which is filed as Exhibit 8 hereto and incorporated herein by reference.

  Pursuant to the Distribution Agreement, the Company and certain subsidiaries of the Company, through a series of transactions, will transfer to Loral Space all of their respective right, title and interest in and to the following assets (such assets, the "Loral Space Assets"): (a) all shares of capital stock or partnership interests, as the case may be, then owned in the Loral Space Companies, (b) the $712,400,000 cash amount being transferred to the Company pursuant to the Distribution Agreement, (c) the rights to the "Loral" name, (d) all rights to receive management fees from certain of the Loral Space Companies, (e) all rights and interests in any prospective domestic or international direct broadcast satellite projects currently under consideration, (f) certain service provider operations related to Globalstar,
(g) certain rights and liabilities with respect to certain litigation in which the Company has an interest, (h) certain corporate aircraft, (i) a portion of the leasehold interest in the Company's New York corporate offices, (j) certain FCC license applications, and (k) certain Warrants to be received from Globalstar in connection with the Company's guarantee of certain Globalstar bank indebtedness, and (l) certain other assets described in the Distribution Agreement, in exchange for the issuance by Loral Space to the Company and its subsidiaries of a certain amount of Loral Space capital stock. Concurrently with the actions in the immediately preceding sentence, Loral Space will assume and will in due course pay, perform and discharge (or will cause to be assumed and cause in due course to be paid, performed and discharged), all of the various liabilities (the "Loral Space Liabilities") relating to (a) each business and each former business which is or was conducted by Loral Space or a Loral Space Company as of the date of the Distribution or which is or was included within the Loral Space Assets (all such businesses, the "Loral Space Business"), (b) the employees of Loral Space, and (c) certain other liabilities relating to the Loral Space Companies or the Loral Space Business or otherwise.

  As promptly as practicable after the date of the Distribution Agreement and prior to the Distribution Date, the Company and Loral Space will prepare an Information Statement (which will set forth appropriate disclosure concerning Loral Space and the Loral Space Companies, the Loral Space Business, the Spin-Off and certain other matters) and Loral Space will file with the Commission a registration statement on Form 10 (which will include or incorporate by reference the Information Statement). The Company and Loral Space will use their respective reasonable efforts to cause the Form 10 to be declared effective under the Exchange Act or, if either the Company or Parent reasonably determines that the Distribution may not be effected without registering the Loral Space Common Stock pursuant to the Securities Act, the Company shall use its best efforts to cause the Loral Space Common Stock to be registered pursuant to the Securities Act and thereafter effect the Distribution in accordance with the terms of the Distribution Agreement, including, without limitation, by preparing and filing on an appropriate form of registration statement under the Securities Act covering the Loral Space Common Stock and using its best efforts to cause such registration statement to be declared effective. Following the effectiveness of such Form 10 (or registration statement, as the case may be), the Company will mail the Information Statement to the holders of the Company Common Stock.

  Subject to terms and conditions of the Distribution Agreement, the Board (or any duly appointed committee thereof) will in its reasonable discretion establish the Spin-Off Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution (subject in each case to the provisions of applicable law) as soon as reasonably practicable following the date of the Distribution Agreement or on such other dates as Parent may reasonably request; provided that (x) the Spin-Off Record Date may not be earlier than the twentieth day following the date on which the Offer is commenced and also may not be earlier than the tenth day following the date on which this Board takes action to establish the Spin-Off Record Date (the "Distribution Declaration Date") and (y) the parties hereto will use their reasonable efforts to cause the Spin-Off Record Date to be established so as to occur immediately prior to the acceptance for payment by the Purchaser of the shares of Common Stock pursuant to the Offer (provided that in no event will the Spin-Off Record Date be established so as to occur as of or at any time after the acceptance for payment by the Purchaser of the shares of common stock pursuant to the Offer); provided further that if all conditions to the Offer have been satisfied or waived prior to the date on which all of the Distribution Conditions (as defined below) have been satisfied (or waived, to the extent expressly permitted by the provisions of the Distribution Agreement), then the Purchaser will be permitted, but not required, to accept for payment at such time the shares of Common Stock pursuant to the Offer notwithstanding the fact that the Distribution Conditions have not been satisfied or waived (provided that prior to such acceptance for payment Purchaser first obtains the consent of the Company, which consent may not be unreasonably withheld). The parties hereto acknowledge and agree that payment of the Distribution will be conditioned on (x) the satisfaction (or waiver, to the extent expressly permitted by the provisions of the Distribution Agreement) of each of the Distribution Conditions on a date which is prior to the fiftieth (50th) day following the Spin-Off Record Date and (y) Parent and Purchaser not having taken any action, on or after the Distribution Declaration Date, to extend or delay the expiration of the Offer to a date which is later than the Spin-Off Record Date.

  The obligations of each of the Company, its subsidiaries and Loral Space under the Distribution Agreement are subject to the satisfaction of the following conditions (the "Distribution Conditions"): (i) the Purchaser will have notified the Company that it is prepared to immediately accept for payment shares of Company Common Stock pursuant to the terms and conditions of the Offer as set forth in Section 15 of the Schedule 14D-1, (ii) the Spin-Off Record Date will have been set by the Board, (iii) the Form 10 (or any registration statement filed in lieu thereof) will have been declared effective by the Commission, (iv) the Loral Space Common Stock will have been accepted for listing or quotation in accordance with the Distribution Agreement, (v) no court order or law will have been enacted, promulgated, issued or entered against any of the parties which (x) prohibits or materially restricts consummation of any of the transactions contemplated by the Distribution Agreement and (y) remains in effect as of the date on which the satisfaction of this condition is determined, (vi) the Company and each of the Retained Subsidiaries will have obtained all consents required to be obtained by the Company as a result of or in connection with the transactions contemplated by the Distribution Agreement in order to avoid a material default under any material contract to or by which the Company, Loral Space or any of their respective subsidiaries is a party or may be bound, or otherwise necessary to permit the Company and each of the Retained Subsidiaries to conduct their business in a manner consistent with its past practices,
(vii) all consents and approvals of, and notices to and filings with, any governmental entity or any other person or entity arising out of or relating to the consummation of the transactions contemplated by the Distribution Agreement, will have been obtained or made (as the case may be), (viii) the guarantee by the Company of certain bank indebtedness of Globalstar (the "Globalstar Bank Guarantee") will have been amended so that the provisions thereof shall, following the transactions described above (the "Restructuring"), be amended in the manner contemplated pursuant to the Distribution Agreement (with such changes thereto as Parent and the Company may approve prior to the Offer Purchase Date), and (ix) certain Merchant Banking Partnerships affiliated with Lehman Brothers Holdings Inc. (the "Lehman Partnerships") and all other holders of the preferred stock of Loral Aerospace Holdings, Inc. ("Holdings") (if any) will have exchanged all issued and outstanding shares of such preferred stock for shares of capital stock or other equity securities of either Loral Space, any Loral Space Company or any subsidiary of Loral Space.

  Following the Spin-Off, Loral Space will establish a qualified defined benefit pension plan and trust ("Loral Space Pension Plan"). Thereafter, the Company will direct the trustees of the trusts under the Loral Corporation Pension Plan and the Retirement Plan of Loral Aerospace Corp. (the "Company Pension Plans") to transfer in cash or in kind, as agreed to by the Company and Loral Space, to the trust under the Loral Space Pension Plan, an amount determined by the certified actuary of the Company Pension Plans to be equal to, with respect to each such Company Pension Plan, (A) the product of (i) the fair market value of the assets held under such Company Pension Plan as of the last day of the month prior to the month in which the transfer occurs (the "Valuation Date") and
(ii) a fraction, the numerator of which is equal to the present value of all accrued benefits under such Company Pension Plan as of the Distribution Date in respect of Loral Space Employees and the denominator of which is equal to the present value of all accrued benefits under such Company Pension Plan less
(B) the payments made by such Company Pension Plan between the Distribution Date and the date of transfer in respect of Loral Space Employees. From the Valuation Date to the date of transfer, the assets to be transferred will be credited with interest at the interest rate available on a 30-day treasury note at the auction date on or immediately preceding the Valuation Date. Following the Distribution Date, Loral Space shall cause SSL to establish a trust intended to qualify under Section 501(a) of the Code ("Loral Space SSL Trust") and intended to hold the assets of the Retirement Plan of SSL (the "SSL Plan"). Thereafter, the Company shall direct the Trustees of the Loral Master Pension Trust (the "Master Trust") to transfer in cash or in kind as agreed to by SSL and the Company from the Master Trust to the Loral Space SSL Trust, the assets held by the Master Trust under the SSL Plan. Upon the transfers described above, Loral Space agrees to indemnify and hold harmless the Company, its officers, directors, employees, agents and affiliates from and against any and all indemnifiable losses arising out of or related to the Loral Space Pension Plan and the SSL Plan, including all benefits accrued by Loral Space Employees prior to the Distribution Date under the Company Pension Plans and the SSL Plan.

  Loral Space will assume and be solely responsible for all liabilities and obligations arising under the Company's retiree welfare plans (including retiree medical plans) with respect to Loral Space Employees. The Company will retain and be solely responsible for all liabilities and obligations arising under the Company's retiree welfare plans (including retiree medical plans) with respect to Retained Employees.

  Loral Space represents and warrants to the Company that (i) except as expressly provided in the Globalstar Bank Guarantee (as amended pursuant to the Distribution Agreement), neither the Company nor any of the Retained Subsidiaries will, after giving effect to the Restructuring, be liable directly or indirectly, as borrower, surety, guarantor, indemnitor or otherwise, with respect to (and that none of the assets of the Company other than the Loral Space Assets (such assets the "Retained Assets") will be bound by or subject to) any of the Loral Space Liabilities or any Loral Space indebtedness, (ii) there are no intercompany agreements between the Company and the Retained Subsidiaries, on the one hand and Loral Space and the Loral Space Companies on the other in effect as of the date of the Distribution Agreement, which, either individually or in the aggregate, are materially adverse to (i) the business, properties, operations, prospects, results of operations or condition (financial or otherwise) of the Retained Business or
(ii) the ability of the Company or any of the Retained Subsidiaries to perform their respective obligations under the Distribution Agreement, the Tax Sharing Agreement (as defined below) or the Stockholders Agreement (as defined below),
(iii) there are no Loral Space Assets which have been used within the Retained Business within one year prior to the date of the Distribution Agreement, other than those Loral Space Assets which are listed on the Disclosure Schedule to the Distribution Agreement, (iv) except as set forth in the Disclosure Schedule to the Distribution Agreement neither Loral Space nor any Loral Space Company will, immediately after giving effect to the Restructuring and the Distribution, own, hold or lease, in whole or in part, any of the assets, properties, licenses and rights which are reasonably necessary to carry on the Retained Business as presently conducted, and (v) prior to, on or shortly after the Distribution Date, GTL or Globalstar (as the case may be) will issue to the Company warrants to acquire equity of GTL or Globalstar (as the case may be), which warrants will be on the terms and conditions described in the December 21, 1995 memorandum from Michael B. Targoff to Enrique Fernandez relating to, among other things, the Globalstar Bank Guarantee and the Globalstar Credit Agreement (the "Globalstar Warrant Memorandum") and shall otherwise be on such terms and conditions as are customary to transactions of a similar nature.

  Except as otherwise specified by Loral Space prior to the date on which the Purchaser accepts for payment and pays for Shares tendered pursuant to the Offer (the "Offer Purchase Date"), the executive officers of the Company shall be the executive officers of Loral Space on and after the Distribution Date. Effective as of the

Distribution Date, (a) those current and former officers and employees of the Company, other than the Loral Space Employees (as defined below) (the "Retained Employees") who are employed by the Company or any of its subsidiaries immediately prior to the Distribution Date will become employees of the Company in the same capacities as then held by such employees (or in such other capacities as the Company will determine in its sole discretion) and (b) those persons who are employed as officers or employees of Loral Space and the Loral Space Companies immediately prior to or effective as of the Distribution Date and all former officers and employees of Loral Space, any Loral Space Company or one Loral Space Business ("Loral Space Employees") together with those persons whose primary employment is with the Loral Space Business, who are employed by the Company or any of its subsidiaries immediately prior to the Distribution Date will become employees of Loral Space in the same capacities as then held by such employees (or in such other capacities as Loral Space will determine in its sole discretion).

  Prior to the Spin-Off, the Company will establish a rabbi trust or trusts for the benefit of participants in the Company's Supplemental Executive Retirement Plan ("SERP") and will deposit in such rabbi trust or trusts an amount at least equal to the present value of the accrued benefits under the SERP. This amount is not expected to exceed $11 million. The liabilities for the accrued benefits under the SERP with respect to Loral Space Employees, and any assets held in the rabbi trust or trusts relating to such liabilities, will be transferred to Loral Space as soon as practicable after the Distribution Date.

  Each of the parties agrees that except as otherwise expressly provided in
Article IV of the Distribution Agreement, all existing intercompany agreements in effect immediately prior to the Distribution Date will not be deemed altered, amended or terminated as a result of the Distribution Agreement or the consummation of the transactions contemplated by the Distribution Agreement and will otherwise remain in effect immediately after giving effect to the Restructuring.

  In addition to any indemnification required by Articles II, VI and VIII of the Distribution Agreement, subject to the terms and conditions set forth therein, from and after the Distribution Date, Loral Space shall indemnify, defend and hold harmless the Company, each Retained Subsidiary, the Purchaser and Parent and each of their respective directors, officers, employees, representatives, advisors, agents and affiliates (collectively, the "Parent Indemnified Parties") from, against and in respect of any and all indemnifiable losses of the Parent Indemnified Parties arising out of, relating to or resulting from, directly or indirectly, (i) any misrepresentations or breach of warranty made by or on behalf of Loral Space or, on or prior to the Offer Purchase Date, made by or on behalf of the Company which misrepresentation or breach of warranty is contained in the Distribution Agreement or the Stockholders Agreement (as defined in this Section 10), (ii) any breach of any agreement or covenant under the Distribution Agreement or the Stockholders Agreement on the part of Loral Space or, on or prior to the Offer Purchase Date, on the part of the Company,
(iii) any and all Loral Space Liabilities, (iv) the conduct of the Loral Space Business or any part thereof on, prior to or following the Distribution Date,
(v) any transfer of Loral Space Assets to, or assumption of Loral Space Liabilities by, Loral Space or any Loral Space Company in accordance with the Distribution Agreement or otherwise in connection with the Restructuring (other than any costs and expenses which have been expressly assumed by the Company pursuant to the provisions of the Distribution Agreement), (vi) any indemnifiable loss resulting from any claims that any statements or omissions relating to or describing directly or indirectly, Loral Space, any Loral Space Company, the Loral Space Business, any Loral Space Asset or any Loral Space Liability, and which occur on or prior to the Offer Purchase Date (A) in the Information Statement, the Form 10 or in any registration statement filed pursuant to the Distribution Agreement (in each case other than with respect to any statements or omissions made in reliance upon and in conformity with information furnished in writing by Parent, the Purchaser or their affiliates, representatives or advisors) and other than any statements or omissions which relate solely to the Merger Agreement and the Distribution Agreement and the transactions contemplated thereby), or (B) in any document(s) filed with the Commission by Loral Space or any Loral Space Company after the date hereof pursuant to either the Securities Act or the Exchange Act (in each case other than with respect to any statements or omissions which relate solely to the Merger Agreement and the Distribution Agreement and the transactions contemplated thereby), which, in the case of either clause (A) or (B) above, are false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (vii) the failure of the Company or Loral Space to obtain any final order or other consent or approval of the FCC with respect to any of the transactions contemplated pursuant to either the Distribution Agreement or the Merger Agreement and
(viii) any Excluded Indemnifiable Losses (as defined below). Notwithstanding the foregoing, Loral Space's indemnification obligations pursuant to the Distribution Agreement will not in any event include any indemnifiable losses arising out of or relating to litigation relating to the Offer and the transactions contemplated thereby, except to the extent of any indemnifiable losses (such indemnifiable losses, the "Excluded Indemnifiable Losses") which the Company is able to demonstrate resulted directly from (a) any statement or omission on the part of Loral Space or any of its affiliates in the documents referred to in clause (vi) above or (b) any business activities, assets or liabilities of Loral Space, any of the Loral Space Companies or the Loral Space Business.

  Notwithstanding Loral Space's obligations to indemnify Parent Indemnified Parties described above, Loral Space shall be obligated to indemnify the Parent Indemnified Parties only for those indemnifiable losses under clauses
(i), (ii) or (vi) of the immediately preceding paragraph as to which the Parent Indemnified Parties have given Loral Space written notice thereof on or prior to the third anniversary of the Distribution Date (it being understood that there shall be no corresponding time limitation with respect to any Indemnifiable Losses arising under clauses (iii), (iv), (v), (vii) and (viii) of the immediately preceding paragraph; provided further that claims with respect to breaches of covenants and agreements set forth in the Distribution Agreement or in the Stockholders Agreement will survive for the applicable statute of limitations period. Notwithstanding the foregoing, if on or before the expiration of such indemnification period any Parent Indemnified Party has given notice to Loral Space pursuant to the Distribution Agreement of any matter which would be the basis for a claim of indemnification by such Parent Indemnified Party pursuant to the immediately preceding paragraph, such Parent Indemnified Party will have the right after the expiration of such indemnification period to assert or to continue to assert such claim and to be indemnified with respect thereto.

  In addition to any indemnification required by Articles II, VI and VIII of the Distribution Agreement, subject to the terms and conditions set forth therein, from and after the Distribution Date, the Company will indemnify, defend and hold harmless Loral Space, each Loral Space Company and each of their respective directors, officers, employees, representatives, advisors, agents and affiliates (collectively, the "Loral Space Indemnified Parties") from, against and in respect of any and all indemnifiable losses of the Loral Space Indemnified Parties arising out of, relating to or resulting from, directly or indirectly, (i) any breach of the Distribution Agreement or any agreement or covenant set forth in the Distribution Agreement or in the Stockholders Agreement on the part of Parent or the Purchaser or, following the Offer Purchase Date, on the part of the Company, (ii) any and all liabilities of the Company and the Retained Subsidiaries (such liabilities, the "Retained Liabilities"), (iii) the conduct of the businesses of the Company, the Retained Subsidiaries and the Retained Business or any part thereof on, prior to or following the Distribution Date, (iv) any Indemnifiable Loss resulting from any claims that any statements or omissions
(A) relating to or describing, directly or indirectly, Parent or the Purchaser, and which occur on or prior to the Offer Purchase Date in any Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed in connection with the Offer, the Information Statement, the Form 10 or in any registration statement filed pursuant to Section 3.1 or Section 3.3 of the Distribution Agreement (in each case only to the extent of any statements or omissions made in reliance upon and in conformity with information furnished in writing by Parent, the Purchaser or their affiliates, representatives or advisors), (B) in any Tender Offer Statement on Schedule 14D-1 of the Purchaser or Parent filed in connection with the Offer (other than any statements or omissions made in reliance upon and in conformity with information furnished in writing by the Company, and Retained Subsidiary, Loral Space, any Loral Space Company or any of their respective affiliates, representatives or advisors), or (C) in any other document(s) filed after the date of the Distribution Agreement by Parent or the Purchaser with the Commission pursuant to either the Securities Act or the Exchange Act (e.g., statements or omissions made in a Current Report on Form 8-K filed by either Parent or the Purchaser after the date of the Distribution Agreement pursuant to the Exchange Act), which, in the case of either clauses (A), (B) or (C) above, are false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (v) any Indemnifiable Loss arising out of or resulting from litigation relating to the Offer and the transactions contemplated thereby (other than Excluded Indemnifiable Losses). Notwithstanding the foregoing and anything to the contrary in the Distribution Agreement or any other agreement to be entered into pursuant to the Distribution Agreement, the Company shall not be required to indemnify, defend and hold harmless any Loral Space Indemnified Party from and against any Indemnifiable Loss resulting from any claims that the statements included in the Information Statement, the Form 10 or in any registration statement filed pursuant to Section 3.1 or Section 3.3 of the Distribution Agreement (in each case other than statements or omissions made in reliance upon and in conformity with information furnished in writing by Parent, the Purchaser or their affiliates, representatives or advisors expressly for use therein) are false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  Notwithstanding the Company's obligations to indemnify the Loral Space Indemnified Parties described in the preceding paragraph, the Company will be obligated to indemnify the Loral Space Indemnified Parties only for those Indemnifiable Losses under Clause (i) and (iv) of the immediately preceding paragraph as to which the Loral Space Indemnified Parties have given the Company written notice thereof on or prior to the expiration of any applicable statute of limitations period (it being understood that there will be no corresponding time limitation with respect to any Indemnifiable Losses arising under clauses (ii) and (iii) of the immediately preceding paragraph). Notwithstanding the foregoing, if on or before the expiration of such indemnification period any Loral Space Indemnified Party has given notice to the Company of any matter which would be the basis for a claim of indemnification by such Loral Space Indemnified Party pursuant to the immediately preceding paragraph, such Loral Space Indemnified Party will have the right after the expiration of such indemnification period to assert or to continue to assert such claim and to be indemnified with respect thereto.

THE TAX SHARING AGREEMENT

  Pursuant to a tax sharing agreement, to be entered into prior to the consummation of the Offer, between Parent, Purchaser, the Company and Loral Space (the "Tax Sharing Agreement"), Parent generally has agreed, among other things, to file all tax returns with respect to, and to pay all taxes imposed upon or attributable to, the Company or the Retained Subsidiaries for all taxable periods, including the taxes incurred in connection with the transfers of the Loral Space Assets to Loral Space and the Spin-Off Loral Space. Loral Space generally has agreed, among other things, to file all tax returns with respect to Loral Space or the Loral Space Companies for all taxable periods beginning after the Distribution Date and to pay all taxes imposed upon or attributable to Loral Space or the Loral Space Companies for all taxable periods. The Tax Sharing Agreement will become effective only upon consummation of the Offer.

  The foregoing summary of the Tax Sharing Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Tax Sharing Agreement, a copy of which is filed as Exhibit 9 hereto and is incorporated herein by reference.

THE RIGHTS AGREEMENT

  Pursuant to the Rights Agreement, on January 7, 1996 the Board of Directors of the Company declared a dividend distribution of one Right for each share of Common Stock outstanding at the close of business on January 22, 1996 (the "Rights Record Date") and with respect to the Common Stock issued thereafter until the Rights Distribution Date (as defined below) and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company a unit consisting initially of one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $1.00 per share (the "Rights Preferred Stock"), of the Company at a Purchase Price of $180 per Unit, subject to adjustment (the "Rights Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

  Initially, the Rights were and are attached to all certificates representing shares of Common Stock then outstanding, and no separate certificates evidencing the Rights (the "Rights Certificates") were or have been distributed. The Rights will separate from the Common Stock and a "Rights Distribution Date" will occur upon the earlier of (i) ten days (or such later date as the Board shall determine) following public disclosure that a person or group of affiliated or associated persons has become an "Acquiring Person" (as defined below), or (ii) ten business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "Acquiring Person". Except as set forth below, an "Acquiring Person" is a person or group of affiliated or associated persons who has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock. The term "Acquiring Person" excludes (i) the Company, (ii) any subsidiary of the Company , (iii) any employee benefit plan of the Company or any subsidiary of the Company or (iv) any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan.

  Until the occurrence of the Rights Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Rights Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

  As soon as practicable after the occurrence of the Rights Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Rights Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except in certain circumstances specified in the Rights Agreement or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Rights Distribution Date will be issued with Rights.

  The Rights are not exercisable until the occurrence of the Rights Distribution Date. The Rights will expire at the close of business on January 22, 2006, unless extended or earlier redeemed by the Company as described below.

  In the event that, at any time following the Rights Distribution Date, a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right. For example, at an exercise price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in this paragraph would entitle its holder to purchase $400 worth of Common Stock (or other consideration, as noted above) for $200. Assuming that the Common Stock had a per share value of $40 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $200.

  In the event that, at any time following the date on which there has been public disclosure that, or of facts indicating that, a person has become an Acquiring Person (the "Stock Acquisition Date"), (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold, mortgaged or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

  The Purchase Price payable, and the number of Units of Rights Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Rights Preferred Stock, (ii) if holders of Rights Preferred Stock are granted certain rights or warrants to subscribe for Rights Preferred Stock or convertible securities at less than the current market price of the Rights Preferred Stock, or (iii) upon the distribution to holders of the Rights Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments amount to at least 1% of the Rights Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Rights Preferred Stock on the last trading date prior to the date of exercise.

  Because of the nature of the Rights Preferred Stock's dividend and liquidation rights, the value of the one one-thousandth interest in a share of Rights Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Shares of Rights Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Rights Preferred Stock will be entitled to a quarterly dividend payment of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, each share of Rights Preferred Stock will be entitled to a $1.00 preference and, thereafter the holders of the shares of Rights Preferred Stock will be entitled to an aggregate payment of 1,000 times the aggregate payment made per share of Common Stock. Each share of Rights Preferred Stock will have one vote, voting together with the shares of Common Stock. These rights are protected by customary antidilution provisions.

  At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price (the "Redemption Price") of $.0001 per Right (payable in cash Common Stock or other consideration deemed appropriate by the Board of Directors) by resolution of the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon such action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors. After the Rights Distribution Date, the provisions of the Rights Agreement may be amended by resolution of the Company's Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or its affiliates or associates), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

  Because (i) the Offer is an offer to purchase all of the outstanding Shares and the Board has unanimously determined that the Offer described herein is fair to and in the best interests of the Company's shareholders and (ii) on January 7, 1996, the Board approved amending the Rights Agreement in accordance with the terms of the Merger Agreement, the acquisition of Shares pursuant to the Offer or the consummation of the Merger will not (a) cause any person to become an Acquiring Person or, (b) cause a Rights Distribution Date or a Stock Acquisition Date to occur or cause or require the distribution of any Rights Certificates to the record holders of Common Stock or, (c) give rise to a Triggering Event.

  The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Rights Agreement and Amendment No. 1 thereto, copies of which are filed as
Exhibit 10 and Exhibit 11 hereto, respectively, and is incorporated herein by reference.

THE STOCKHOLDERS AGREEMENT

  On or prior to the Distribution Date, the Company and Loral Space will enter into a Stockholders Agreement (the "Stockholders Agreement"), which establishes, among other things, certain conditions with respect to the relationship between Loral Space, on the one hand, and the Company and its affiliates (the "Subject Stockholders"), on the other hand. The Stockholders Agreement limits the ability of the Subject Stockholders, during the term of the Stockholders Agreement, to acquire any voting securities or assets of, or solicit proxies or make a public announcement of a proposal for any extraordinary transaction with respect to, Loral Space. The Stockholders Agreement provides that, subject to certain exceptions, the Subject Stockholders are obligated to vote any equity securities of Loral Space, at the option of the Subject Stockholders, either (i) as recommended by the Board of Directors or management of Loral Space, or (ii) in the same proportions as the holders of equity securities of Loral Space vote their securities. The Stockholders Agreement also limits the ability of the Subject Stockholders to transfer the equity securities of Loral Space held by the Subject Stockholders except pursuant to a registered public offering or the provisions of Rule 144 under the Exchange Act or pursuant to certain permitted transfers. The Stockholders Agreement provides that if, within one year following the date thereof, the Subject Stockholders vote against certain business combination transactions, Loral Space shall have the right to purchase from the Subject Stockholders all of the equity securities of Loral Space held by the Subject Stockholders at an agreed upon price. The Stockholders Agreement also provides that if, within one year following the date thereof certain transactions occur, the Company shall have the right to purchase from Loral Space (including any successor to the rights and obligations of Loral Space) a certain number of shares of Loral Space (or such successor) at an agreed upon price. The Stockholders Agreement also provides that in the event of certain transactions, the Subject Stockholders shall have the right to require Loral Space to purchase the Globalstar Warrants (as defined in the Stockholders Agreement) for an agreed upon price. The Stockholders Agreement further provides that under certain circumstances and subject to certain conditions the Subject Stockholders may require Loral Space to register under the Securities Act any Loral Space securities held by the Subject Stockholders. The Stockholders Agreement provides, subject to certain exceptions, that, in the event of a tender offer, if Subject Stockholders wish to sell or transfer any Loral Space securities pursuant to the tender offer the Subject Stockholders must first offer the shares for sale to Loral Space. The term of the Stockholders Agreement will continue until the earlier of (x) the date on which the voting power of the equity securities owned by the Subject Stockholders represents, on a fully-diluted basis, less than five percent (5%) of the total voting power, (y) the seventh anniversary of the date of the agreement, or (z) a change of control in Loral Space.

  The foregoing summary of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stockholders Agreement, a copy of which is filed as Exhibit 12 hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors has unanimously (i) approved the Merger Agreement, the Distribution Agreement and the transactions contemplated thereby, (ii) determined that the Offer, the Merger and the Spin-Off are fair to and in the best interests of the shareholders of the Company and (iii) determined to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company.

  (b)(1) BACKGROUND

  The Company has been able to achieve substantial growth and profitability over the past ten years through a strategy of strategic acquisitions and internal growth. This strategy was aided by the consolidation of the defense industry and the availability of acquisition opportunities at reasonable prices.

  As presently constituted, the Company principally depends on sales of advanced electronic systems, components and services to United States and foreign governments for defense-related applications. Since the end of the Cold War, the needs of the Company's primary customer, the United States Department of Defense, have changed significantly, military budgets have been sharply reduced and, in the future, expenditures in the defense area are likely to be inhibited by the same factors. At the same time, the Company's ability to grow through acquisitions is less certain. Due to rapid consolidation in the defense industry, the number of suitable potential acquisition candidates is dwindling while the cost of such potential acquisitions has increased substantially. As a result, the Company's opportunities for continued growth through acquisitions are already under substantial and continuing pressure.

  The Company has also been faced with increased competition from larger competitors, particularly prime contractor suppliers of platform systems such as aircraft, ships and combat vehicles. In particular, there has been a trend toward vertical integration in the defense industry, with platform manufacturers integrating backward through the acquisition of defense electronics companies, a trend which the Company believes will continue, and which would have the effect of placing the Company at a competitive disadvantage as the prime contractors retain more and more subsystem work.

  Alongside its strategy of growth through defense and government systems integration businesses, the Company has pursued a parallel strategy of leveraging the capabilities of its satellite manufacturing affiliate, SS/L, and the resources of SS/L's strategic partners to integrate forward into satellite-based telecommunications operations. The Company's most notable and advanced effort in this regard is the Globalstar low-earth orbit worldwide telecommunications system, which to date has raised the majority of its projected $2 billion in construction financing requirements, in part through its publicly-traded affiliate, Globalstar Telecommunications Limited.

  Over the last several years, the Company has considered how the changing nature of the defense industry has affected the Company and its markets and has considered several strategies in order to maximize shareholder value, maintain and enhance its position within the United States military/industrial base and maximize the security, career and employment opportunities of its employees. Recognizing the high growth potential of its space and telecommunications businesses, their high capital requirements, and the differing segments of the capital market to which the Company's defense and communications businesses appealed, the Company developed a long-term strategic plan to separate these two businesses and thereby unlock for shareholders the values inherent in Globalstar, SS/L and future possible satellite telecommunications, direct broadcast and broadband data operating ventures.

  On July 31, 1995, representatives of Bear, Stearns & Co. Inc. ("Bear Stearns") met with Mr. Bernard L. Schwartz, the Chairman and Chief Executive Officer of the Company, to review certain recent developments in the defense industry, including certain current trends and opportunities with respect to the consolidation of the defense industry. At this meeting, Mr. Schwartz stated to the Bear Stearns representatives that if Parent were interested in exploring the possibility of a transaction between the two companies, he would be interested as well.

  On September 14, 1995, Mr. Augustine and Mr. Schwartz were attending a meeting at the Pentagon with certain government officials on an unrelated matter. At this September 14th meeting, Mr. Augustine and Mr. Schwartz briefly discussed the general topic of a possible transaction between Parent and the Company and agreed to meet at a subsequent date to discuss the matter further. During the course of discussions between the parties continuing through the month of October, the parties discussed a stock-for-stock transaction whereby the Company would combine its defense and systems integration businesses with Parent. In particular, the parties discussed valuation levels in relation to a possible acquisition of the Company's defense and systems integration businesses for Parent stock valued at $32 per share in a stock-for-stock transaction (assuming pooling-of-interests accounting treatment). During this time, the Company consulted with its legal advisors as to a variety of issues concerning a possible spin-off to its shareholders of a new company that would own and manage the Company's space and telecommunications businesses.

  At a meeting on October 31, 1995, and at later meetings in early November, 1995, representatives of both parties, including Messrs. Schwartz, Tellep and Augustine, met to further discuss the possibility of such a transaction. The parties discussed certain management and organizational issues, as well as certain broad transaction valuation parameters. Messrs. Schwartz, Tellep and Augustine agreed that representatives of the two companies should meet to continue discussions.

  At subsequent meetings later in November, members of the management of Parent and the Company, together with their respective legal counsel and representatives of Bear Stearns, met to discuss possible transaction structures and various financial, operational, accounting and legal issues. The discussions at these meetings focused initially on structuring the proposed transaction as a stock-for-stock merger, but due to pooling-of-interests accounting and other concerns raised by the proposed Spin-Off, the parties agreed to pursue a transaction in which the Company's shareholders would receive cash and Shares of the company now known as Loral Space. The parties also discussed the possibility of Parent acquiring a 20% equity interest in Loral Space.

  On December 4, 1995, Parent and the Company entered into a Confidentiality and Standstill Agreement (the "Confidentiality and Standstill Agreement"), relating to, among other things, the information to be provided by each company to the other and limiting the ability of each party for three years to acquire any voting securities or assets of, or solicit proxies or make a public announcement of a proposal for any extraordinary transaction with respect to, the other party. Parent and the Company subsequently obtained various financial and other information regarding each other's business.

  At a meeting on December 5, 1995, Messrs. Schwartz, Tellep, Augustine, and Mr. Frank C. Lanza, the President and Chief Operating Officer of the Company, met to further discuss the proposed transaction between Parent and the Company, and various operational and management issues related thereto. On the same day, other officers and legal representatives of the two companies and Bear Stearns met to discuss structure and business issues and commenced financial due diligence.

  On December 7, 1995, at a meeting of the Board, Mr. Schwartz informed the Board of the current discussions between senior management of the Company and members of Parent's management. After Mr. Schwartz presented the transaction, there was a discussion of the transaction's merits. At this meeting the Board discussed and adopted the Rights Plan and authorized the Executive Committee to set certain terms thereof and to implement the plan. The Board also authorized management to approach Lazard Freres & Co. LLC ("Lazard Freres") regarding an engagement to advise the Company with respect to the proposed transaction with Parent and to provide a fairness opinion in regard thereto and also authorized management to approach Lehman Brothers Inc. ("Lehman Brothers") regarding an engagement to advise the Company with respect to the proposed transaction, and in particular, with respect to Loral Space and the proposed Spin-Off. Following the meeting, management contacted Lazard Freres and Lehman Brothers regarding such engagements.

  At meetings held in early December, Messrs. Schwartz, Tellep and Augustine, together with representatives of Bear Stearns and counsel, continued their discussions as to specific organizational and operational issues related to the proposed transaction, but ultimately acknowledged that there were still very significant issues that were not yet resolved and that it might therefore be advisable to suspend the current discussions pending further study.

  On December 12, 1995, the Board held a regular meeting. Among other items, the Board discussed the status of negotiations with Parent. Mr. Schwartz indicated that the parties had not agreed upon price and certain management and other issues.

  Following renewed valuation discussions between Messrs. Schwartz, Tellep and Augustine and representatives of Bear Stearns, during the week commencing December 18, 1995, Parent and its legal advisers delivered initial drafts of the principal transaction documents to the Company and its legal advisers, and over the next two weeks the parties and their respective legal counsel met to discuss and negotiate with respect to the principal transaction documents.

  At subsequent meetings on December 21, 1995 and December 22, 1995 involving Messrs. Schwartz, Tellep and Augustine and various other members of the management of both Parent and the Company, along with representatives of Bear Stearns and certain legal counsel to Parent and the Company, the parties continued to discuss the structure of the proposed transaction, various operational and management issues relating to the transaction, and various price, timing and other significant terms and conditions related thereto. Although progress was made at these latter meetings with respect to a number of outstanding issues, many issues remained unresolved.

  Commencing on January 2, 1996, members of Parent's management met with members of the Company's management to review various information relating to the Company and to conduct a detailed due diligence review of the Company's defense and systems integration business. In addition, during this period, legal representatives of each company and various outside financial and accounting advisors of Parent and the Company met to conduct business, financial, accounting and legal due diligence, to discuss outstanding legal and other issues and to continue to negotiate the terms of the Merger Agreement and the Merger, the Distribution Agreement and the other transaction documents.

  Letter agreements with Lazard Freres and Lehman Brothers formally engaging them were entered into on January 4 and 5, 1996, respectively.

  On January 5, 1996, the Board met to discuss the proposed transaction. At that meeting, representatives of Lazard Freres gave a presentation analyzing the financial terms of the proposed transaction, and representatives of Lehman Brothers gave a presentation analyzing Loral Space and the proposed Spin-Off. The Company's legal counsel summarized for the Board the legal aspects of the proposed transaction.

  At a special meeting of the Board on January 7, 1996, the Board received summaries of their earlier presentations from representatives of Lazard Freres and Lehman Brothers and received the written fairness opinion of Lazard Freres. The Board deliberated as to the transaction and its merits and effects. After consideration of the presentations made by the Company's management and its financial and legal advisers at the January 5 and January 7 meetings of the Board, the Board unanimously (i) approved the Merger Agreement, the Distribution Agreement and the transactions contemplated thereby, (ii) determined that the Offer, the Merger and the Spin-Off, taken as a whole, are fair to and in the best interests of the shareholders of the Company and (iii) determined to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company.

  On January 7, 1996, the Company was informed that the Parent Board had unanimously approved the terms and conditions of the proposed transaction with the Company, including the terms and conditions of the Merger Agreement, the Distribution Agreement and the other transaction documents contemplated thereby.

  The parties executed the Merger Agreement and the Distribution Agreement as of January 7, 1996 and publicly announced the transaction on January 8.

  On January 12, 1996, Purchaser commenced the Offer.

  (b)(2) REASONS FOR THE RECOMMENDATION

  In reaching the conclusions and recommendations described above, the Board considered a number of factors, including, without limitation, the following:

  The proposed transaction provides a unique opportunity for the Company to consolidate its defense and systems integration businesses with those of Parent on very favorable terms, while refocusing the Company's future through Loral Space on space-based telecommunications services and satellite design, manufacture and systems integration.

  The creation and financing of Loral Space in connection with the transaction realized the important long-term strategy of the Board described above, and was, therefore, a significant factor leading to the Board's approval and recommendation of the transaction. Loral Space will emerge as a company with the management and the financial and technical resources needed to complete its current projects and to take advantage of the promising growth opportunities present in the satellite and telecommunications services businesses on a world-wide scale. In this regard, the Board considered the benefits to Loral Space of the technology sharing arrangement included in the Distribution Agreement. Loral Space will be permitted to purchase at cost research and development, technological and technical consulting and support services from all parts of Parent (subject to any applicable legal constraints). In addition, Loral Space will continue its ongoing access to certain intellectual property rights of the Company and its defense and systems integration subsidiaries.

  The proposed transaction will allow the Company to accomplish this fundamental redirection of its business on terms which are very favorable to the Company's shareholders in a transaction that has also been structured to take all due account of the interests of Company employees and the communities in which the Company operates. In addition, the proposed transaction preserves for Company shareholders the growth potential of Loral Space and enhances its prospects by affording it sufficient liquidity to ensure the completion of the Globalstar system and support other satellite telecommunications ventures.

  In considering the transaction, the Board considered the presentations of Lehman Brothers with respect to Loral Space and of Lazard Freres as to the financial terms of the proposed transaction and the written opinion of Lazard Freres that the aggregate consideration to be received by holders of Shares in the Offer, the Merger and the Spin-Off is fair to the holders of Shares from a financial point of view. Lazard Freres's presentation included a comparative analysis of the financial terms of the transaction with those of comparable transactions. A copy of the opinion of Lazard Freres is attached hereto as
Schedule III and filed as Exhibit 14 and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF LAZARD FRERES IN ITS ENTIRETY.

  The Board concluded that the value of the consideration to be received by the shareholders, including the cash price to be paid to the shareholders of the Company in connection with the Offer and the Merger, taken together with the shares of Loral Space stock to be received pursuant to the Spin-Off, represented a substantial premium over the recent market prices for Shares of Common Stock of the Company. The Board also concluded that the financial terms of the proposed transaction were very favorable when compared to the consideration received by shareholders in recent comparable transactions in the defense industry.

  The Board noted that it is contemplated that, following consummation of the transaction, Mr. Bernard L. Schwartz would become Vice-Chairman of Parent's Board of Directors and Mr. Frank C. Lanza would become a director and serve as one of two executive vice presidents and co-COO's of Parent with responsibility for the Parent business segment that will comprise Parent's existing electronics, systems integration, information and technical services businesses, including those Company businesses to be acquired in the transaction. The Board concluded that these provisions offered the best available reasonable assurance that the Company's defense and systems integration personnel and facilities would be integrated with those of Parent in a fair and reasonable manner from the point of view of the Company's transferred employees and the communities in which its defense and systems integration business operates.

  The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company entered into a letter agreement (the "Lazard Advisory Agreement") with Lazard Freres dated January 4, 1996, pursuant to which Lazard Freres agreed to act as financial advisor to the Company in connection with a potential transaction involving the possible sale of a substantial interest in the Company or of a substantial portion of the Company's assets to another corporation or other business entity, which transaction may take the form of a merger or a sale of assets or equity securities or other interests and may also include the retention of certain assets and liabilities by the Company's shareholders (a "transaction"). As financial advisor, Lazard Freres agreed, among other things, to assist the Company as necessary to analyze the business and financial condition of the Company, formulate appropriate strategy and structural alternatives, advise in connection with negotiations and aid in the consummation of a transaction.

  Pursuant to the Lazard Advisory Agreement, the Company agreed to pay Lazard Freres a cash fee equal to $12 million upon the earlier to occur of (a) the acquisition by a buyer of beneficial ownership of more than 50% of the Company's outstanding stock (or other common equity interest equivalent thereto) or 50% of the Company's assets and (b) consummation of a transaction, either during the term of the Lazard Advisory Agreement or during the one-year period following the expiration or termination thereof. 25% of such fee is payable upon the announcement of a definitive agreement. If a transaction is not completed, the Company agreed to reimburse Lazard Freres for its out-of-pocket expenses, including fees and expenses of legal counsel. In addition, pursuant to a letter agreement dated January 5, 1996, the Company also has agreed to indemnify Lazard Freres against certain liabilities, including fees and expenses of legal counsel, whether or not a transaction is completed.

  Lazard Freres has provided certain investment banking services to the Company from time to time for which it has received customary compensation. Lazard Freres has also in the past provided financial advisory and financing services to Parent unrelated to the foregoing proposed transactions and has received fees for the rendering of such services. In the ordinary course of its business, Lazard Freres may from time to time effect transactions and hold positions in securities of the Company and Parent.

  The Company entered into a letter agreement (the "Lehman Advisory Agreement") with Lehman Brothers dated January 5, 1996, pursuant to which Lehman Brothers agreed to provide financial advisory services to the Company in connection with the possible sale of the Company, or a substantial interest in the Company or a substantial portion of the Company's assets to another business entity, and in particular in connection with the transaction. In this connection, Lehman Brothers agreed, among other things, to provide general business and financial advice to the Company with regard to the transaction, consult with and advise the Company concerning the transaction and, if so requested by the Company, participate on the Company's behalf in negotiations related thereto, advise the Company and Loral Space generally with respect to valuation, capital structure and financing for Loral Space and advise the Company and Loral Space concerning the distribution of Loral Space common stock to the Company's shareholders.

  Pursuant to the Lehman Advisory Agreement, the Company agreed to pay Lehman Brothers a fee of $12 million payable if a transaction occurs either (i) during the term of Lehman Brothers' engagement or (ii) at any time during a period of 12 months following the effective date of termination or expiration of Lehman Brothers' engagement, with such fee payable 25% upon the announcement of a definitive agreement with respect to a transaction and the remaining 75% upon the earlier to occur of (a) the purchase of 50% of the Company's outstanding common stock or assets and (b) the consummation of a sale transaction. The 25% of the fee paid upon announcement of a definitive agreement shall be returned by Lehman Brothers if 50% of the Company's outstanding stock or assets are not sold and a sale transaction is not consummated within a period of 12 months following termination or expiration of Lehman Brothers' engagement. The Company also agreed to reimburse Lehman Brothers for its reasonable expenses, including professional and legal fees and disbursements, and to indemnify Lehman Brothers against certain liabilities, including legal fees and disbursements, whether or not a sale transaction is completed.

  Certain Merchant Banking Partnerships affiliated with Lehman Brothers (the "Lehman Partnerships") own 731.85 shares of Series S Preferred Stock of Loral Aerospace Holdings, Inc. ("LAH"), representing approximately an 18% indirect beneficial interest in LAH's 51%-owned affiliate, SS/L. Each share of Series S

Preferred Stock represents a beneficial interest in one share of common stock of SS/L. If the Lehman Partnerships continue to hold Series S Preferred Stock after January 1, 1998, or after a change of control of the Company, they will have the right to request that the Company purchase their Series S Preferred Stock at an appraised fair market value ("Appraised Value"). In such event, the Company may elect to purchase such Series S Preferred Stock at Appraised Value, or, if the Company elects not to purchase the stock, the Lehman Partnerships may require the combined interests of the Company and the Lehman Partnerships in SS/L to be sold to a third party. It is a condition to the transaction that the Lehman Partnerships exchange their shares of Series S Preferred Stock in LAH for equity securities in Loral Space which will have terms substantially equivalent to those of the Series S Preferred Stock.

  The Lehman Partnerships also have an aggregate equity interest of approximately 48% in K&F Industries, Inc. ("K&F"), a corporation of which Mr. Bernard L. Schwartz, Chairman and Chief Executive Officer of the Company, is a 27% stockholder and the Company is a 22% stockholder, and which acquired the Company's Aircraft Braking Systems and Engineered Fabrics divisions in 1989. Following the transaction, Loral Space will own the Company's 22% equity interest in K&F.

  From time to time, Lehman Brothers has provided certain investment banking, underwriting, financial advisory and other services to the Company and its affiliates (including Globalstar Telecommunications Limited, for which Lehman Brothers acted as lead managing underwriter for its initial public offering in February 1995), for which it has received customary compensation. Lehman Brothers also has in the past provided, and is currently providing, financial advisory and financing services to Parent unrelated to the foregoing proposed transactions, and has received, and will receive, fees for the rendering of such services. Lehman Brothers may trade debt and equity securities of the Company, Parent, Globalstar and K&F in the ordinary course of its business for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Spin-Off, the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth above or in Items 3(b) or 4(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Pages 10 through 13 of Loral Corporation's Proxy Statement dated June 26, 1995 relating to its 1995 Annual Meeting of Stockholders.

Exhibit 2.  Loral Supplemental Executive Retirement Plan.

Exhibit 3.  Loral Corporation Supplemental Bonus Program.

Exhibit 4.  Loral Corporation Supplemental Severance Program.

Exhibit 5. Form of Employment Protection Agreement between Loral Corporation and executive officers of Loral.

Exhibit 6.  Loral Corporation Employment Protection Plan.

Exhibit 7. Agreement and Plan of Merger dated as of January 7, 1996 among Lockheed Martin Corporation, LAC Acquisition Corporation and Loral Corporation.

Exhibit 8. Restructuring, Financing and Distribution Agreement dated as of January 7, 1996 among Loral Corporation, certain of its subsidiaries and Lockheed Martin Corporation.

Exhibit 9. Form of Tax Sharing Agreement by and among Loral Corporation, Loral Space & Communications Ltd., Lockheed Martin Corporation and LAC Acquisition Corporation.

Exhibit 10. Rights Agreement dated as of January 10, 1996 between Loral
            Corporation and The Bank of New York, as Rights Agent.

Exhibit 11. Amendment No. 1 to Rights Agreement dated as of January 10, 1996 between Loral Corporation and The Bank of New York, as Rights
            Agent.

Exhibit 12. Form of Stockholders Agreement between Loral Corporation and Loral
            Space & Communications Ltd.

Exhibit 13. Confidentiality and Standstill Agreement dated December 4, 1995 between Loral Corporation and Lockheed Martin Corporation.

Exhibit 14. Opinion of Lazard Freres & Co. LLC dated January 7, 1996.*

Exhibit 15. Form of Letter to Shareholders of Loral Corporation dated January
            12, 1996.*

Exhibit 16. Press Release issued by Loral Corporation and Lockheed Martin
            Corporation on January 8, 1996.
--------
*  Included in copies mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1996

                                          Loral Corporation

                                             /s/ Michael B. Targoff
                                          By: _________________________________
                                            Name: Michael B. Targoff
                                            Title: Senior Vice President and
                                            Secretary

                                                                     SCHEDULE I
                               LORAL CORPORATION
                               600 THIRD AVENUE
                                  36TH FLOOR
                           NEW YORK, NEW YORK 10016

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               ----------------

  This Information Statement ("Information Statement") is being mailed on or about January 12, 1996, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of Common Stock at the close of business on or about January 12, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company.

  The Merger Agreement provides that in the event the Purchaser acquires at least a majority of the Shares on a fully diluted basis pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Board upon written notice to the Company, such number of persons so that the designees of the Parent (the "Parent Designees") constitute the same percentage (but in no event less than a majority) of the Company's Board of Directors (rounded up to the next whole number) as the percentage of Shares acquired in connection with the Offer. Prior to consummation of the Offer, the Board of Directors of the Company will obtain the resignation of such number of directors as is necessary to enable such number of Parent Designees to be so elected. Notwithstanding the foregoing, the parties have agreed to use their respective best efforts to ensure that at least three of the members of the Company's Board of Directors shall, at all times prior to the Effective Time (as defined in Section 2.2 of the Merger Agreement) be, Continuing Directors (as defined in Section 8.4 of the Merger Agreement).

  The following information is based on the Company's Proxy Statement dated as of June 26, 1995, and, except as indicated, such information is given as of such date.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement concerning Parent has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

                           OUTSTANDING VOTING STOCK

  There were 173,068,379 shares of common stock, par value $.25 per share ("Common Stock"), of the Company outstanding on December 31, 1995 and each share is entitled to one vote on each matter and provides the holder with certain preferred stock purchase rights.

  As of December 31, 1995, the only officer or Director owning 1% or more of the Company's Common Stock was Bernard L. Schwartz, Chairman of the Board of Directors and Chief Executive Officer of the Company, who owned beneficially 3,574,402 shares constituting approximately 2.0% of the Company's outstanding voting securities. All Directors and current executive officers as a group (27 persons) owned beneficially 5,864,853 shares constituting approximately 3.3% of outstanding voting securities.

  Based upon filings made with the Company, the only reported 5% Stockholder as of [June 16, 1995] is Fidelity Investments, FMR Corp. ("FMR") on behalf of advisory accounts and/or investment companies. FMR reported ownership of 10,710,508 (6.3%) shares of the Company's Common Stock, as adjusted to reflect the two-for-one stock split distributed on September 29, 1995. FMR represented that the shares were acquired for investment purposes for managed accounts, trusts or employee benefit plans.

                               BOARD OF DIRECTORS

  The Company has three classes of Directors serving staggered three-year terms. Class I currently consists of three Directors and Classes II and III consist of four Directors. The terms of the Class I, Class II and Class III Directors expire on the date of the Annual Meeting in 1998, 1996 and 1997, respectively.

  The Company has a standing Audit and Government Compliance Committee (the "Audit Committee"), Nominating Committee, and Compensation and Stock Option Committee (the "Compensation Committee"). The Audit Committee, which met three times during fiscal 1995, is comprised of four members: Messrs. Hodes, Ruderman, Shapiro and Stanton. The Audit Committee reviews and acts or reports to the Board with respect to government procurement compliance matters as well as various auditing and accounting matters, including the selection of the Company's independent auditors, the accounting and financial practices and controls of the Company, audit procedures and findings, and the nature of services performed for the Company by, and the fees paid to, the independent auditors. The Nominating Committee, which met once in fiscal 1995, is comprised of Messrs. Kekst, Shapiro and Stanton. The Nominating Committee is chartered to establish criteria for recommendations for director nominees and in connection therewith, to consider the participation and contribution of current Directors. The Nominating Committee does not generally accept nominees randomly received from third parties, including Stockholders. The Compensation Committee, which met twice during fiscal 1995, is comprised of four members: Messrs. Gittis, Hodes, Kekst and Shapiro. The Compensation Committee reviews and provides recommendations to the Board of Directors regarding executive compensation matters. The Compensation Committee is also responsible for the administration of the Company's Stock Option and Incentive Stock Purchase Plans, Restricted Stock Purchase Plan and the Incentive Compensation Plan for Senior Executives.

  The Board of Directors held seven meetings during fiscal 1995. No Director attended fewer than 75% of the meetings of the Board of Directors and of its committees. Directors are paid a fixed fee of $25,000 per year. Non-employee Directors are also paid $6,000 for personal attendance at each meeting. Audit Committee members are paid $2,000 per year and $1,000 per meeting. Compensation Committee members are paid $500 per year. The Company provides certain life insurance and medical benefits to certain non-employee Directors. For fiscal 1995 the value of these benefits was $13,565 for Mr. Gittis, $15,515 for Mr. Hodes, $14,553 for Mr. Kekst, $14,223 for Mr. Ruderman, $12,928 for Mr. Shapiro and $14,170 for Mr. Yankelovich. In addition, Mr. Shapiro received compensation in the amount of $35,570 with respect to early cancellation of a prior life insurance policy.

  The Company has purchased insurance from the Reliance Insurance Company insuring the Company against obligations it might incur as a result of its indemnification of its officers and Directors for certain liabilities they might incur, and insuring such officers and Directors for additional liabilities against which they might not be indemnified by the Company. The insurance expires on April 1, 1996, and costs $321,300. Pursuant to the New York Business Corporation Law, the Company has entered into Indemnity Agreements with its Directors and executive officers. The Indemnity Agreements are intended to provide the full indemnity protection authorized by New York law.

  The following table provides certain relevant information as of June 26, 1995 concerning the Directors and their principal occupations:

                                PRINCIPAL OCCUPATION AND     SERVED AS DIRECTOR
           NAME           AGE         DIRECTORSHIPS          CONTINUOUSLY SINCE
           ----           ---   ------------------------     ------------------
 Bernard L. Schwartz(1)..  70 Chairman of the Board of              1972
 (Class III)                   Directors and Chief
                               Executive Officer
                              Chairman of the Board of
                               Directors and Chief
                               Executive Officer of K&F
                               Industries, Inc.
                              Director of Globalstar
                               Telecommunications Limited,
                               Reliance Group Holdings,
                               Inc., and certain
                               subsidiaries, Sorema
                               International Holding N.V.,
                               First Data Corporation, and
                               Trustee of N.Y. University
                               Medical Center
 Frank C. Lanza..........  63 President and Chief                   1981
                               Operating Officer
 (Class II)                   Director of Globalstar
                               Telecommunications Limited
 Howard Gittis...........  61 Director, Vice Chairman and           1990
 (Class I)                     Chief Administrative
                               Officer of MacAndrews &
                               Forbes Holdings Inc.
                              Director of Andrews Group
                               Incorporated, Consolidated
                               Cigar Corporation, First
                               Nationwide Holdings, Inc.,
                               First Nationwide Bank,
                               Jones Apparel Group, Inc.,
                               Mafco Worldwide
                               Corporation, National
                               Health Laboratories
                               Holdings, Inc., NWCG
                               Holdings Corporation, New
                               World Communications Group
                               Incorporated, New World
                               Television Incorporated,
                               Revlon Consumer Products
                               Corporation, and Revlon
                               Worldwide Corporation.
 Robert B. Hodes (1)(2)..  70 Of Counsel to Willkie Farr &          1959
 (Class II)                    Gallagher, law firm, New
                               York, N.Y.
                              Director of
                               Aerointernational, Inc.,
                               W.R. Berkley Corporation,
                               Crystal Oil Company,
                               Globalstar
                               Telecommunications Limited,
                               R.V.I. Guaranty, Ltd., LCH
                               Investments N.V., Mueller
                               Industries, Inc. and
                               Restructured Capital
                               Holdings, Ltd.
 Gershon Kekst (1).......  60 President of Kekst and                1972
 (Class I)                     Company Incorporated,
                               corporate and financial
                               communications consultants,
                               New York, N.Y.
 Charles Lazarus.........  71 Chairman of Toys "R" Us,              1994
 (Class II)                   Inc.
                              Director of Automatic Data
                              Processing, Inc.
 Malvin A. Ruderman......  68 Professor of Physics,                 1975
 (Class III)                   Columbia University, New
                               York, N.Y.
 E. Donald Shapiro.......  63 The Joseph Solomon                    1973
 (Class III)                   Distinguished Professor of
                               Law since 1983 and
                               Dean/Professor of Law
                               (1973-1983), New York Law
                               School
                              Director of Bank Leumi Trust
                               Co., Eyecare Products PLC,
                               Vasomedical, Inc., Kranzco
                               Realty Trust, MacroChem
                               Corporation and Premier
                               Laser Systems
 Vice Admiral Allen M.     87 Independent Consultant                1973
 Shinn, U.S.N. (Ret.)....     Director Emeritus of
 (Class II)                   Pennzoil Company

                                PRINCIPAL OCCUPATION AND    SERVED AS DIRECTOR
           NAME           AGE        DIRECTORSHIPS          CONTINUOUSLY SINCE
           ----           ---   ------------------------    ------------------
 Arthur L. Simon.........  63 Independent Consultant               1995
 (Class I)                    Partner, Coopers & Lybrand
                               L.L.P., Certified Public
                               Accountants, from 1968 to
                               1994
 Thomas J. Stanton, Jr.    67 Chairman Emeritus of                 1988
 (2).....................      National Westminster
 (Class III)                   Bancorp NJ
                              Director of Reliance Group
                               Holdings, Inc., and
                               Reliance Insurance Co.
 Daniel Yankelovich (2)..  70 Chairman of DYG, Inc.,               1982
 (Class I)                     market, consumer and
                               opinion research, New
                               York, N.Y.
                              Director of U.S. West Inc.,
                               Meredith Corporations and
                               Arkla, Inc.

--------
(1) Member of Executive Committee.
(2) Member of Pension Advisory Committee.

             SECURITIES OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

  The following table presents the number of shares of Common Stock beneficially owned by the Directors, the named executive officers in the Summary Compensation Table ("NEOs"), and all Directors and officers as a group on December 31, 1995. Individuals have sole voting and investment power over the stock unless otherwise indicated in the footnotes.

                                              AMOUNT AND NATURE OF    PERCENT
            NAME OF INDIVIDUAL             BENEFICIAL OWNERSHIP(1)(2) OF CLASS
            ------------------             -------------------------- --------
Bernard L. Schwartz.......................         3,574,402(3)         2.0%
Michael P. DeBlasio.......................           180,926(4)           *
Howard Gittis.............................             6,000              *
Robert B. Hodes...........................            28,800(5)           *
Gershon Kekst.............................            26,400              *
Frank C. Lanza............................         1,231,618(6)           *
Robert V. LaPenta.........................           206,350(7)           *
Charles Lazarus...........................            14,000(8)           *
Malvin A. Ruderman........................            32,000(9)           *
E. Donald Shapiro.........................            28,000(10)          *
Allen M. Shinn............................            22,341              *
Arthur L. Simon...........................             2,000              *
Thomas J. Stanton, Jr.....................            24,000              *
Michael B. Targoff........................            93,264(11)          *
Daniel Yankelovich........................            33,000              *
All Directors and Executive Officers as a
 Group (27 persons).......................         5,864,853(12)        3.3%

--------
  * Represents holdings of less than one percent.

 (1) Includes shares which, as of December 31, 1995, may be acquired within sixty days pursuant to the exercise of options (which shares are treated as outstanding for the purposes of determining beneficial ownership and computing the percentage set forth); shares held by trusts of which Directors and their wives are trustees; shares held by a trust in which an officer and Director is a trustee; and shares held for the benefit of officers as of March 31, 1995 in the Loral Master Savings Plan (the "Savings Plan").

 (2) Except as noted, all shares are owned directly with sole investment and voting power. All Directors other than Messrs. Schwartz, Lanza, Gittis, Lazarus, Shinn and Simon have the right to exercise Loral stock options for 20,000 shares at $8.86 per share; such exercisable shares are included in the table.

 (3) Includes 160,000 shares held by Mr. Schwartz's wife, 2,400,000 shares exercisable under Company Stock Option Plans, and 12,224 shares in the Savings Plan.

 (4) Includes 63,428 shares exercisable under Company Stock Option Plans, 7,310 shares in the Savings Plan, and 3,936 shares restricted under the Company's Restricted Stock Purchase Plan.

 (5) Includes 800 shares as to which Mr. Hodes disclaims beneficial ownership held by Mr. Hodes' minor child.

 (6) Includes 525,700 shares exercisable under Company Stock Option Plans, 4,254 shares in the Savings Plan, and 9,362 shares restricted under the Company's Restricted Stock Purchase Plan.

 (7) Includes 6,222 shares in the Savings Plan, and 3,936 shares restricted under the Company's Restricted Stock Purchase Plan.

 (8) Includes 4,000 shares held by Mr. Lazarus' wife.

 (9) Includes 12,000 shares owned jointly with Mr. Ruderman's wife.

(10) Includes 8,000 shares as to which Mr. Shapiro disclaims beneficial ownership held by Mr. Shapiro's wife.

(11) Includes 44 shares in the Savings Plan, and 3,936 shares restricted under the Company's Restricted Stock Purchase Plan.

(12) Includes 3,242,728 shares exercisable under Company Stock Option Plans, 52,614 shares in the Savings Plan, and 28,550 shares restricted under the Company's Restricted Stock Purchase Plan.

                               FISCAL YEAR 1995
                          SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION     LONG-TERM COMPENSATION AWARDS
                               ------------------- --------------------------------------
                                                   RESTRICTED     SECURITIES    ALL OTHER
        NAME AND                                      STOCK       UNDERLYING     COMPEN-
   PRINCIPAL POSITION     YEAR  SALARY    BONUS    AWARD(a)(b) STOCK OPTIONS(d) SATION(d)
   ------------------     ---- -------- ---------- ----------- ---------------- ---------
Bernard L. Schwartz.....  1995 $908,300 $5,335,891        --            --       $88,252
Chairman of the Board of
 Directors                1994 $884,000 $3,604,237        --      1,200,000      $97,399
  and Chief Executive
 Officer                  1993 $859,000 $3,525,669        --        800,000      $86,266
Frank C. Lanza..........  1995 $635,964 $2,611,215        --            --       $31,965
President and Chief
 Operating Officer        1994 $618,925 $1,751,404        --        300,000      $25,000
                          1993 $600,924 $1,200,000 $1,623,019           --       $25,000
Michael P. DeBlasio.....  1995 $427,527 $  527,106        --            --       $ 8,813
Senior Vice President--
 Finance                  1994 $402,973 $  355,584        --        140,000      $ 5,385
                          1993 $402,973 $  330,556 $  682,500           --       $ 5,284
Robert V. LaPenta.......  1995 $357,753 $  526,226        --            --       $ 7,246
Senior Vice President
 and Controller           1994 $337,723 $  311,069        --        140,000      $ 8,620
                          1993 $337,723 $  290,917 $  682,500           --       $ 7,881
Michael B. Targoff......  1995 $347,715 $  526,712        --            --       $ 9,117
Senior Vice President
 and Secretary            1994 $327,684 $  311,495        --        140,000      $10,758
                          1993 $327,684 $  291,301 $  682,500           --       $ 9,692

--------
(a) Value of shares awarded under the Restricted Stock Purchase Plan in 1993. Shares awarded under the plan vest and become freely transferable in accordance with a formula based upon Loral earnings. The total number of shares vesting under the plan each year is equal to 3% of the Company's pre-tax profit divided by the grant value (currently $52.50 per share) of restricted shares outstanding. Any shares not earned at the earlier of completion of the seventh year or termination of employment, will be forfeited. Dividends are paid on the restricted shares awarded. As of March 31, 1995, the number, as adjusted to reflect the two-for-one stock split distributed on September 29, 1995, and value of restricted stock holdings, respectively, were 9,362 shares and $198,357 for Mr. Lanza, 3,936 shares and $83,394 for each of Messrs. DeBlasio, LaPenta, and Targoff.

(b) Under the 1994 Incentive Stock Purchase Plan, the Compensation Committee may permit participants to defer up to 100% of their annual bonus into a Restricted Stock Purchase Account (the "Restricted Account"). The Restricted Account will be used to purchase Loral Common Stock equal to 150% of the deferred bonus, subject to limits the Committee may establish from time to time. The shares in the Restricted Account earn dividends and generally vest 25% per year commencing upon the second anniversary of the grant date. The Committee may establish specified performance conditions that, if attained, will result in accelerated vesting. All non-vested shares are forfeited upon termination of employment and the remaining balance of the Restricted Account equal to the lesser of the original cost or the market value of the shares is returned to the participant. No shares have been issued under this plan.

(c) Stock options, which have been adjusted to reflect a two-for-one stock split distributed on October 7, 1993 and a two-for-one stock split distributed on September 29, 1995, generally vest over a four and one-half to six year period.

(d) Includes annual Board of Directors fee in 1995, 1994 and 1993 of $25,000 for Messrs. Schwartz and Lanza, company matching contributions of $3,100 in 1995, $3,598 in 1994 and $3,722 in 1993 to the Savings Plan for Messrs. DeBlasio, LaPenta and Targoff and the value of supplemental life insurance programs attributable to 1995, 1994 and 1993 in the amounts of $63,252, $72,399 and $61,266 for Mr. Schwartz, $5,713, $1,787 and $1,562 for Mr.
    DeBlasio, $4,146, $5,022 and $4,159 for Mr. LaPenta, and $6,017, $7,160
    and $5,970 for Mr. Targoff, respectively, and $6,965 attributable to 1995 for Mr. Lanza.

                               FISCAL YEAR 1995
                   OPTION EXERCISES AND YEAR-END VALUE TABLE

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                            YEAR-END OPTION VALUES

                                                       SECURITIES UNDERLYING     VALUE OF UNEXERCISED
                                                        UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                            NUMBER OF                     AT YEAR-END(a)            AT YEAR-END(b)
                         SHARES ACQUIRED    VALUE    ------------------------- -------------------------
      NAME               ON EXERCISE(a)  REALIZED(b) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
      ----               --------------- ----------- ----------- ------------- ----------- -------------
Bernard L. Schwartz.....         --             --    2,000,000         --     $23,500,000         --
Frank C. Lanza..........     112,000     $1,802,500     428,560     391,440    $ 6,672,850  $5,511,525
Michael P. DeBlasio.....         --             --       56,856     190,288    $   937,785  $2,694,305
Robert V. LaPenta.......      27,996     $  398,745       8,000     207,448    $   130,000  $2,986,025
Michael B. Targoff......         --             --       49,428     218,288    $   845,205  $3,191,305

--------
(a) As adjusted to reflect the two-for-one stock split distributed on September 29, 1995.
(b) Market value of underlying securities at exercise date or year-end, as the case may be, minus the exercise price.

EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

  The Company has an employment agreement with Mr. Schwartz, which expires on March 31, 2000. Pursuant to the agreement, Mr. Schwartz's annual base salary was $908,300 for fiscal 1995, to be increased annually by the percentage change in a specified consumer price index. Under the agreement, Mr. Schwartz is entitled to annual incentive compensation equal to 3% of the increase over 9 1/4% in the Company's shareholders' equity as adjusted for stock issuances, other non-operating charges or credits and before dividends. In accordance with the incentive bonus provisions, Mr. Schwartz received fiscal 1995 incentive compensation of $5,214,426. The agreement also includes a cap on maximum annual incentive compensation of $9 million, as adjusted for inflation.

  Pursuant to the agreement, if Mr. Schwartz is removed as Chairman of the Board of Directors or as Chief Executive Officer other than for cause, or if his duties, authorities or responsibilities are diminished, or if there is a change of control (as defined to encompass the Company becoming a subsidiary of another company, the acquisition of 35% or more of the voting securities of the Company by a particular stockholder or group, or a change in 35% of the Company's directors at the insistence of the shareholder group), Mr. Schwartz may elect to terminate the contract. In any such event, or upon his death or disability, Mr. Schwartz will be entitled to receive a lump sum payment discounted at 9% per annum, in an amount equal to his base salary as adjusted for defined consumer price index changes for the remainder of the term, an amount of incentive compensation equal to the highest received by Mr. Schwartz in any of the prior three years, times the number of years (including partial fiscal years) remaining during the term, and an amount calculated to approximate the annual compensation element reflected in the difference between fair market value and exercise price of stock options granted to Mr. Schwartz. All such sums are further increased to offset any tax due by Mr. Schwartz under the excise tax and related provisions of Section 4999 of the Internal Revenue Code but subject to a cap equal to 200% of any such tax.

  The Company also has an employment agreement with Mr. Lanza for a five year term expiring March 31, 1997. Pursuant to the agreement, Mr. Lanza's annual base salary was $634,500 for fiscal 1995, to be increased annually by the percentage change in a specified consumer price index. Under the agreement, Mr. Lanza is entitled to annual incentive compensation under the growth in shareholders' equity formula applicable under Mr. Schwartz's employment agreement, but at 1 1/2% of the increase over the 9 1/4% threshold. As a result, Mr. Lanza received fiscal 1995 incentive compensation of $2,607,213. If Mr. Lanza becomes disabled, he will receive 50% of his salary for the remainder of the term.

  The Company has established Supplemental Life Insurance Programs for certain key employees including the executives listed in the Summary Compensation Table. For Messrs. Schwartz, Lanza, DeBlasio, LaPenta and

Targoff, the Plans are funded with "Split-Dollar" insurance policies in the face amounts of $20,500,000, $1,000,000, $1,060,000, $1,200,000 and $1,450,000
respectively. In the event of death, the Company will be entitled to receive an amount not less than the Company's cumulative contributions. If any of such officers terminates his employment prior to the time that the Company's contributions equal the cash value of the insurance policy, he will be responsible for repayment of the remainder of the Company's contribution to the extent cash becomes available in the policy. Such officers contribute to the payment for this program.

PENSION PLANS

  The individuals named in the Summary Compensation Table participate in a pension plan that generally provides an annual benefit for each year of membership for the first 14 years of Loral service, of 1.2% of such remuneration up to the Social Security Wage Base and 1.45% of such remuneration in excess of that Base, and for 15 or more years of Loral service, 1.5% of such remuneration up to the Social Security Wage Base and 1.75% of such remuneration in excess of that Base, all subject to certain vesting and other requirements. These individuals also participate in a supplemental plan which generally makes up for certain reductions in such benefits caused by Internal Revenue Code limitations. Remuneration covered by the plans primarily includes salary and bonus.

  Estimated annual benefits upon retirement for Messrs. Schwartz, Lanza, DeBlasio, LaPenta and Targoff under the pension and supplemental plans are $1,117,000, $486,000, $249,000, $344,000 and $295,000, respectively. The retirement benefits have been computed assuming that (i) employment will be continued until normal retirement, or until the expiration of current employment agreements, if later; and (ii) current levels of creditable compensation and the Social Security Wage Base will continue without increases or adjustments throughout the remainder of the computation period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Mr. Schwartz is Chairman, Chief Executive Officer, 27% owner, and controlling shareholder of K&F Industries, Inc. ("K&F"), which acquired the Company's Aircraft Braking and Engineered Fabrics businesses in April 1989. Certain other individuals named in the Summary Compensation Table are directors of K&F's operating subsidiaries. Mr. Schwartz and the other individuals named in the Summary Compensation Table receive compensation from K&F for rendering advisory services to K&F. Such compensation is not included in the Summary Compensation Table but is considered by the Compensation Committee regarding compensation from Loral. In September 1994, the Company exchanged its $30 million 14.75% pay-in-kind subordinated convertible K&F debenture due in 2004 for $11,514,000 in cash, net of expenses, and a 22.5% voting equity interest in K&F. Pursuant to agreements between the Company and K&F, the parties provide services to each other and share certain expenses relating to a production program, real property occupancy, benefits administration, treasury, accounting and legal services. The related charges agreed upon by the parties were established to reimburse each party for the actual cost incurred without profit or fee. The Company believes that the arrangements with K&F are as favorable to the Company as could have been obtained from unaffiliated parties. The Company's billings to and from K&F in fiscal 1995 were $3,014,000 and $15,000, respectively. The Company's sales to K&F in fiscal 1995 were $4,181,000.

  Mr. Robert B. Hodes, a Director and a member of the Executive, Audit, Pension Advisory, and Compensation Committees, is of counsel to the law firm of Willkie Farr & Gallagher, which is general counsel to the Company.

  For the fiscal year ended March 31, 1995, the Company paid fees and disbursements in the amount of $182,000 for corporate communications consultations to Kekst and Company Incorporated, of which company Mr. Gershon Kekst, a Director and member of the Executive, Nominating, and Compensation Committees, is President and the principal stockholder. Kekst and Company Incorporated continues to render such services to the Company.

                       INFORMATION WITH RESPECT TO PARENT

PARENT DESIGNEES

  Set forth below are the names, ages, present principal occupations, five year employment history and other directorships held in public companies of the Parent Designees.

  MARCUS C. BENNETT, 60, Director since 1995; Senior Vice President and Chief Financial Officer of Parent since March 16, 1995; Vice President and Chief Financial Officer of Martin Marietta Corporation since 1988; served as Vice President of Finance of Martin Marietta Corporation from 1984 to 1988; serves as Chairman of Martin Marietta Materials, Inc., a majority owned subsidiary of Martin Marietta Corporation, and Orlando Central Park, Inc. and Chesapeake Park, Inc., wholly owned subsidiaries of Martin Marietta Corporation; director of Carpenter Technology, Inc.; member of the Financial Executives Institute, MAPI Finance Council and The Economic Club of Washington; serves as a director of the Private Sector Council and as a member of its CFO Task Force.

  VANCE D. COFFMAN, (51), Director since 1996; Executive Vice President and Chief Operating Officer since 1996; President and Chief Operating Officer, Space and Strategic Missiles Sector from March 1995 to December 1995; previously served in Lockheed Corporation as Executive Vice President, from 1992-1995; and President of Lockheed Space Systems Division from 1988-1992.

  JOHN F. EGAN, 60, Vice President, Corporate Development, of Lockheed Martin Corporation since March 1995, after having served in a similar position at Lockheed Corporation and served as Vice President for planning and technology for Lockheed Electronics Group from 1986 to 1993 following the acquisition of Sanders Associates, Inc., by Lockheed Corporation. Joined Sanders Associates, Inc. in 1973 as Director of Business Development for the Federal Systems Group; became General Manager of two product divisions in 1975 and became Vice President, Corporate Development in 1978. Dr. Egan is a member of the Chief of Naval Operations Executive Panel and the Naval Studies Board, National Research Council.

  JOHN E. MONTAGUE, 41, Vice President, Financial Strategies, for Lockheed Martin Corporation since March 1995, after having served as Vice President of Corporate Development and Investor Relations for Martin Marietta Corporation from 1991 to 1995; served as Director of Corporate Development prior to being promoted to Vice President in 1991; served as Manager of Strategic Planning for Martin Marietta Information & Communications Systems in Denver from 1984 to 1985; and joined Martin Marietta Corporation in 1977 as a member of the Engineering staff of Martin Marietta Denver Aerospace. Mr. Montague is a member of the Board of Directors of Martin Marietta Corporation and of Rational Software Corporation.

  FRANK H. MENAKER, JR., 55, Vice President and General Counsel for Lockheed Martin Corporation since March 1995, after having served in the same capacity for Martin Marietta Corporation since 1981. He joined Martin Marietta Corporation in 1970 as an Assistant Division Counsel for aerospace operations in Baltimore; became a Corporate Assistant General Counsel in 1973 and in 1977 was named General Counsel of that corporation's aerospace operations. Mr. Menaker is Chair of the ABA Public Contract Law Section, a member of the Board of Directors of the National Chamber Litigation Center, and a member of the Steering Committee for the Lawyer's Committee for Human Rights.

  LILLIAN M. TRIPPETT, 42, Corporate Secretary and Associate General Counsel of Lockheed Martin Corporation since March 1995, after having served as Corporate Secretary and Assistant General Counsel of Martin Marietta Corporation since April 1993. Ms. Trippett joined Martin Marietta Corporation in July 1989 as a Director of Washington Operations. Prior to joining Martin Marietta Corporation, she served for fourteen years on the staff of the Committee on Science, Space, and Technology in the House of Representatives. From 1983-1989 she served as Counsel to the Subcommittee on Space, Science and Applications, specializing in space commercialization. Ms. Trippett is a member of the International Institute of Space Law of the International Astronautical Federation, American Bar Association and the American Society of Corporate Secretaries.

  ROBERT B. CORLETT, 56, Vice President, Human Resources, of Lockheed Martin Corporation since March 1995, after having served in the same capacity for Lockheed Corporation since 1991; served as Vice President, Human Resources, for the former Lockheed Aeronautical Systems, Company in 1987, after leaving the Corporation in 1980 and rejoining the Corporation in 1987; served as Director of Industrial Relations in 1979 and in 1971 transferred to the Lockheed California Company, where he held a variety of Human Resources positions leading to his appointment as Manager of Union Relations in 1975.
Mr. Corlett serves on the Board of Directors and Executive Committee of the Labor Policy Association, and is a member of the Personnel Roundtable, the Aerospace Human Resources Council, and the Human Resource Roundtable of the University of California at Los Angeles.

  WALTER E. SKOWRONSKI, 47, Vice President and Treasurer of Lockheed Martin Corporation since March 1995, after having served in the same capacity for Lockheed Corporation since 1992, and as its staff Vice President--Investor Relations since 1990. Prior to joining Lockheed Corporation in 1990, Mr. Skowronski was Assistant Treasurer of Boston Edison Company and from 1987 to 1990 was an instructor of Corporate Finance and Investor Relations at Northeastern University's Graduate School of Business Administration. Mr. Skowronski is a former director of the National Investor Relations Institute and served as its Chairman and Chief Executive Officer.

SECURITY OWNERSHIP OF NOMINATED DIRECTORS

  No Parent Designee directly or beneficially owns shares of Common Stock of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  There have been no transactions or series of transactions, since April 1, 1995, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any of the Parent Designees had or will have a direct or indirect material interest, nor has any Parent Designee been indebted to the Company or its subsidiaries in an amount in excess of $60,000 or been involved in a material business relationship with the Company or its subsidiaries.

                                                                    SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
              LORAL CORPORATION EFFECTED DURING THE PAST 60 DAYS

  There have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that the following stock options have been exercised by the Company's executive officers:

       PARTY                                        DATE     NUMBER OF  PRICE
     EFFECTING                                       OF       SHARES     PER
    TRANSACTION                                  TRANSACTION PURCHASED  SHARE
    -----------                                  ----------- --------- --------
   Michael Targoff.............................. 12/19/1995   16,000   $4.43750
   Michael Targoff.............................. 12/19/1995   13,976    5.00000
   Michael Targoff.............................. 12/19/1995   12,000    2.25000
   Michael Targoff.............................. 12/19/1995    2,300    5.00000
   Michael Targoff.............................. 12/19/1995   28,000    7.90625
   Eric Zahler.................................. 12/26/1995    8,000    3.00000
   Eric Zahler.................................. 12/26/1995   10,000    8.00000
   Eric Zahler.................................. 12/26/1995    2,400    7.90625
   Nicholas Moren............................... 12/28/1995    6,400    7.90625
   Nicholas Moren............................... 12/28/1995    7,200    4.28125
   Nicholas Moren............................... 12/28/1995   12,000    9.28125
   Robert LaPenta............................... 12/28/1995    8,000    4.43750
   Robert LaPenta............................... 12/28/1995    8,568    4.25000
   Robert LaPenta............................... 12/28/1995   11,428    5.00000
   Robert LaPenta............................... 12/28/1995    4,000    5.00000
   Robert LaPenta............................... 12/28/1995    4,000    5.00000
   Robert LaPenta............................... 12/28/1995   28,000    7.90625

                                                                   SCHEDULE III

                    [Letterhead of Lazard Freres & Co. LLC]

January 7, 1996

The Board of Directors
Loral Corporation
600 Third Avenue
New York, NY 10016

Dear Members of the Board:

  We understand that Lockheed Martin Corporation (the "Company"), LAC Acquisition Corporation ("LM Sub") and Loral Corporation ("Loral") have entered into an Agreement and Plan of Merger, dated as of January 7, 1996 (the "Agreement"), pursuant to which the Company will commence a tender offer (the "Offer") to purchase all the issued and outstanding shares of Common Stock of Loral ("Loral Common Stock") and associated preferred stock purchase rights for $38.00 per share in cash. Pursuant to the Agreement, following consummation of the Offer, LM Sub will merge (the "Merger") with and into Loral, and each remaining outstanding share of Loral Common Stock, with the exception of holders of dissenting shares, will be converted into the right to receive $38.00 in cash, all as more fully provided in the Agreement. In accordance with the Agreement and the Restructuring, Financing and Distribution Agreement (the "Distribution Agreement") referred to therein, immediately prior to the consummation of the Offer, Loral will declare a distribution (the "Distribution") to holders of shares of Loral Common Stock of shares in a newly formed corporation ("New Loral") which will hold certain assets, including Loral's investments in Globalstar, L.P., Space Systems/Loral, Inc. ("SS/L"), and K&F Industries, Inc. and $712 million in cash to be provided to the Company pursuant to the Agreement, and be subject to certain liabilities. Such consideration to be received by the holders of shares of Loral Common Stock in the Offer, the Merger and the Distribution is hereinafter defined as the "Consideration". Also pursuant to the Agreement, the Company will retain a preferred stock interest in New Loral convertible into 20% of the common stock of New Loral, and will assume certain guarantees of Globalstar, L.P. bank debt. The Merger Agreement and the Distribution Agreement assume, with respect to the distributions to holders of Loral Common Stock, that all options, restricted shares and other securities convertible into or exchangeable for shares of Loral Common Stock are exercised or otherwise participate in the distributions.

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Loral Common Stock of the aggregate Consideration. In connection with this opinion, we have:


  (i) Reviewed the financial terms and conditions of the proposed form of the Agreement;

  (ii) Reviewed the financial terms and conditions of the proposed form of the Distribution Agreement;

  (iii) Analyzed certain publicly available historical business and financial information relating to Loral and Globalstar Telecommunications Limited (together with Loral, a general partner of Globalstar, L.P.) and certain non-public financial information regarding Loral and the assets that will comprise New Loral;

  (iv) Reviewed certain projected financial information for Loral and New Loral furnished by Loral and New Loral;

  (v) Held discussions with members of the senior management of Loral and New Loral with respect to the businesses and prospects of Loral and New Loral;

  (vi) Considered certain terms of the agreements which govern the interests in SS/L and Globalstar, L.P., including certain put rights with respect to SS/L and certain restrictions on transfers relating to Globalstar, L.P.;

  (vii) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of Loral and New Loral;

  (viii) Reviewed the terms of selected transactions in industries generally comparable to the businesses of Loral and New Loral;

  (ix) Reviewed the historical stock prices and trading volumes of Loral Common Stock and Globalstar Telecommunications Limited common stock;

  (x) Reviewed the presentation by Lehman Brothers Inc. to Loral's Board of Directors dated January 7, 1996 concerning New Loral; and

  (xi) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

  We have not had the opportunity to review the final documents that may be used in connection with the Offer, the Merger or the Distribution, as such materials have not yet been prepared or, in certain cases, finalized. Neither have we had the opportunity to review the financial statements, pro forma financial statements or registration statement for New Loral, which have also not yet been prepared.

  We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Loral or New Loral. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of each of Loral and New Loral as to the future financial performance of Loral and New Loral. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

  Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Loral has not authorized us to solicit third party indications of interest in acquiring Loral, New Loral or portions thereof.

  In rendering our opinion, we have assumed that the transactions described above will be consummated on the terms described in the forms of the agreements reviewed by us, without any waiver of any material terms or conditions by Loral, and that obtaining the necessary regulatory approvals for the transactions will not have an adverse effect on New Loral.

  Lazard Freres & Co. LLC is acting as financial advisor to Loral in connection with the transactions and will receive a fee for our services that is contingent in part upon the consummation of the transactions. We have in the past provided investment banking services to Loral, for which we have been paid customary fees.

  Our engagement and the opinion expressed herein are solely for the benefit of Loral's Board of Directors and the holders of Loral Common Stock. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

  Based on and subject to the foregoing, we are of the opinion that the aggregate Consideration is fair to the holders of Loral Common Stock from a financial point of view.

                                          Very truly yours, LAZARD FRERES &
                                          CO. LLC

                                                  /s/ Felix G. Rohatyn
                                          By___________________________________
                                                    Managing Director

                                 EXHIBIT INDEX

                                                                           PAGE
 EXHIBIT NUMBER                         DOCUMENT                           NO.
 --------------                         --------                           ----
 Exhibit 99.1.  Pages 10 through 13 of Loral Corporation's Proxy
                Statement dated June 26, 1995 relating to its 1995
                Annual Meeting of Stockholders.
 Exhibit 99.2.  Loral Supplemental Executive Retirement Plan.
 Exhibit 99.3.  Loral Corporation Supplemental Bonus Program.
 Exhibit 99.4.  Loral Corporation Supplemental Severance Program.
 Exhibit 99.5.  Form of Employment Protection Agreement between Loral
                Corporation and executive officers of Loral.
 Exhibit 99.6.  Loral Corporation Employment Protection Plan.
 Exhibit 99.7.  Agreement and Plan of Merger dated as of January 7, 1996 among Lockheed Martin Corporation, LAC Acquisition
                Corporation and Loral Corporation.
 Exhibit 99.8.  Restructuring, Financing and Distribution Agreement
                dated as of January 7, 1996 among Loral Corporation,
                certain of its subsidiaries and Lockheed Martin
                Corporation.
 Exhibit 99.9.  Form of Tax Sharing Agreement by and among Loral
                Corporation, Loral Space & Communications Ltd., Lockheed
                Martin Corporation and LAC Acquisition Corporation.
 Exhibit 99.10. Rights Agreement dated as of January 10, 1996 between
                Loral Corporation and The Bank of New York, as Rights
                Agent.
 Exhibit 99.11. Amendment No. 1 to Rights Agreement dated as of January
                10, 1996 between Loral Corporation and The Bank of New
                York, as Rights Agent.
 Exhibit 99.12. Form of Stockholders Agreement between Loral Corporation and Loral Space & Communications Ltd.
 Exhibit 99.13. Confidentiality and Standstill Agreement dated December
                4, 1995 between Loral Corporation and Lockheed Martin
                Corporation.
 Exhibit 99.14. Opinion of Lazard Freres & Co. LLC dated January 7,
                1996.*
 Exhibit 99.15. Form of Letter to Shareholders of Loral Corporation
                dated January 12, 1996.*
 Exhibit 99.16. Press Release issued by Loral Corporation and Lockheed
                Martin Corporation on January 8, 1996.

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*  Included in copies mailed to shareholders.